Exhibit 99.1

Consolidated statements of financial position

at March 31, 2017 and March 31, 2016

	Notes	March 31, 2017	March 31, 2016
		R’000	R’000

ASSETS
Non-current assets
Property, plant and equipment	6	294,120	235,584
Intangible assets	7	881,900	846,851
Finance lease receivable	8	22	167
Deferred tax assets	18	28,130	30,005
Total non-current assets		1,204,172	1,112,607

Current assets
Inventory	9	26,449	64,489
Trade and other receivables	10	260,576	293,045
Finance lease receivable	8	140	984
Taxation	28	26,302	8,886
Restricted cash	11	13,268	21,134
Cash and cash equivalents	12	375,782	877,136
Total current assets		702,517	1,265,674
Total assets		1,906,689	2,378,281

EQUITY
Stated capital	13	854,345	1,320,955
Other reserves	14	(4,370)	74,262
Retained earnings		594,514	526,082
Equity attributable to owners of the parent		1,444,489	1,921,299
Non-controlling interest		(1,558)	(1,491)
Total equity		1,442,931	1,919,808

LIABILITIES
Non-current liabilities
Deferred tax liabilities	18	100,067	120,981
Provisions	19	1,833	3,514
Share-based payment liability	20	—	—
Total non-current liabilities		101,900	124,495

Current liabilities
Trade and other payables	16	309,110	282,647
Borrowings	15	—	1,103
Taxation		4,521	2,795
Provisions	19	28,778	31,059
Bank overdraft	12	19,449	16,374
Total current liabilities		361,858	333,978
Total liabilities		463,758	458,473
Total equity and liabilities		1,906,689	2,378,281

The accompanying notes form an integral part of these financial statements.

Consolidated income statements

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

	Notes	March 31, 2017	March 31, 2016	March 31, 2015
		R’000	R’000	R’000

Revenue	21	1,540,058	1,465,021	1,389,380
Cost of sales		(498,785)	(439,305)	(449,663)

Gross profit		1,041,273	1,025,716	939,717
Other income/(expenses) — net	22	426	1,244	3,795
Operating expenses		(903,837)	(887,876)	(793,651)
Sales and marketing		(181,601)	(203,767)	(171,948)
Administration and other charges		(722,236)	(684,109)	(621,703)

Operating profit	23	137,862	139,084	149,861
Finance income/(costs) — net		10,391	150,327	80,778
Finance income	24	16,068	152,164	82,905
Finance costs	25	(5,677)	(1,837)	(2,127)

Profit before taxation		148,253	289,411	230,639
Taxation	28	(26,812)	(106,920)	(81,623)
Profit for the year		121,441	182,491	149,016

Attributable to:
Owners of the parent		121,458	182,989	149,622
Non-controlling interests		(17)	(498)	(606)
		121,441	182,491	149,016
Earnings per share
Basic (R)	29	0.19	0.24	0.19
Diluted (R)	29	0.19	0.23	0.19

The accompanying notes form an integral part of these financial statements.

Consolidated statements of comprehensive income

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

		March 31, 2017	March 31, 2016	March 31, 2015
	Notes	R’000	R’000	R’000

Profit for the year		121,441	182,491	149,016
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(80,870)	90,665	27,953
Attributable to owners of the parent	14	(80,820)	90,784	27,754
Attributable to non-controlling interests		(50)	(119)	199
Taxation relating to components of other comprehensive income	14, 18	(59)	(2,466)	3,010
Other comprehensive (loss)/income for the year, net of tax		(80,929)	88,199	30,963
Total comprehensive income for the year		40,512	270,690	179,979

Attributable to:
Owners of the parent		40,579	271,307	180,386
Non-controlling interests		(67)	(617)	(407)
Total comprehensive income for the year		40,512	270,690	179,979

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

		Attributable to owners of the parent
	Notes	Stated capital R’000	Other reserves R’000	*	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Balance at April 1, 2014		1,429,250	(58,335)		300,725	1,671,640	(10)	1,671,630
Total comprehensive income		—	30,764		149,622	180,386	(407)	179,979
Profit for the year		—	—		149,622	149,622	(606)	149,016
Other comprehensive income		—	30,764		—	30,764	199	30,963

Total transactions with owners		7,743	5,677		—	13,420	(457)	12,963
Shares issued in relation to share options exercised		7,743	—		—	7,743	—	7,743
Share-based payment		—	5,220		—	5,220	—	5,220
Transactions with non-controlling interest		—	457		—	457	(457)	—

Balance at March 31, 2015		1,436,993	(21,894)		450,347	1,865,446	(874)	1,864,572
Total comprehensive income		—	88,318		182,989	271,307	(617)	270,690
Profit for the year		—	—		182,989	182,989	(498)	182,491
Other comprehensive income		—	88,318		—	88,318	(119)	88,199

Total transactions with owners		(116,038)	7,838		(107,254)	(215,454)	—	(215,454)
Shares issued in relation to share options exercised	13	7,722	—		—	7,722	—	7,722
Share-based payment	14	—	7,838		—	7,838	—	7,838
Dividends declared	30	—	—		(107,254)	(107,254)	—	(107,254)
Share repurchase	13	(123,760)	—		—	(123,760)	—	(123,760)

Balance at March 31, 2016		1,320,955	74,262		526,082	1,921,299	(1,491)	1,919,808

Consolidated statements of changes in equity

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

		Attributable to owners of the parent
	Notes	Stated capital R’000	Other reserves R’000	*	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Total comprehensive income		—	(80,879)		121,458	40,579	(67)	40,512
Profit for the year		—	—		121,458	121,458	(17)	121,441
Other comprehensive loss		—	(80,879)		—	(80,879)	(50)	(80,929)

Total transactions with owners		(466,610)	2,247		(53,026)	(517,389)	—	(517,389)
Shares issued in relation to share options exercised	13	7,072	—		—	7,072	—	7,072
Share-based payment	14	—	2,247		—	2,247	—	2,247
Dividends declared	30	—	—		(53,026)	(53,026)	—	(53,026)
Share repurchase	13	(473,682)	—		—	(473,682)	—	(473,682)

Balance at March 31, 2017		854,345	(4,370)		594,514	1,444,489	(1,558)	1,442,931
* See note 14 for a composition of and movements in other reserves.

The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

		March 31, 2017	March 31, 2016	March 31, 2015
	Notes	R’000	R’000	R’000

Cash flows from operating activities
Cash generated from operations	31.2	377,115	293,808	261,954
Interest received		14,737	7,936	8,926
Interest paid		(5,680)	(1,831)	(2,057)
Taxation paid		(62,601)	(59,479)	(51,179)
Net cash generated from operating activities		323,571	240,434	217,644

Cash flows from investing activities
Purchases of property, plant and equipment	6	(180,230)	(155,584)	(63,554)
Proceeds on sale of property, plant and equipment and intangible assets		369	633	605
Purchases of intangible assets	7	(115,293)	(86,276)	(65,748)
Acquisition of business, net of cash acquired		—	(18,000)	(40,000)
Deferred consideration paid	15	(1,103)	(1,361)	(1,241)
Decrease in restricted cash		6,951	19,346	—
Increase in restricted cash		(3,588)	(8,472)	(19,907)
Net cash used in investing activities		(292,894)	(249,714)	(189,845)

Cash flows from financing activities
Proceeds from issuance of shares	13	7,072	7,722	7,743
Share repurchase	13	(473,682)	(123,760)	—
Dividends paid to Company’s owners		(52,966)	(107,150)	—
Repayments of borrowings		—	(41)	—
Net cash (used in)/generated from financing activities		(519,576)	(223,229)	7,743
Net (decrease)/increase in cash and cash equivalents		(488,899)	(232,509)	35,542
Net cash and cash equivalents at the beginning of the year		860,762	927,415	802,639
Exchange (losses)/gains on cash and cash equivalents		(15,530)	165,856	89,234
Net cash and cash equivalents at the end of the year	12	356,333	860,762	927,415

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

for the year ended March 31, 2017

1.General information
MiX Telematics Limited (the “Company”) is a public company which is incorporated and domiciled in South Africa. The Company’s ordinary shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). The activities of the Company and its subsidiaries (the “Group”) focus on fleet and mobile asset management solutions delivered as Software-as-a-Service. The address of the Company’s registered office is Matrix Corner, Howick Close, Bekker Road, Waterfall Park, Midrand, South Africa, 1686. The financial statements were approved by the Board of Directors on July 14, 2017.
2.Summary of significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
The annual financial statements of the Group for the year ended March 31, 2017 have been prepared in accordance with:

•	International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);

•	IFRS Interpretations Committee (“IFRIC”) interpretations applicable to companies reporting under IFRS;

•	SAICA Financial Reporting guides as issued by the Accounting Practices Committee;

•	Financial Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”);

•	the requirements of the South African Companies Act, No. 71 of 2008; and

•	the JSE Listings Requirements.
The financial statements have been prepared in thousands of Rand (R’000) under the historical cost convention except for certain financial instruments that have been measured at fair value.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions or estimates are significant to the financial statements, are disclosed in note 4.

2.1.1	Changes in accounting policy and disclosures

2.1.1.1	New standards, amendments and interpretations adopted by the Group
Standards, amendments and interpretations which are effective for the financial year beginning on or after April 1, 2016 did not have a material impact on the Group.

Notes to the consolidated financial statements

for the year ended March 31, 2017

2.1.1.2	New standards, amendments and interpretations not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for March 31, 2017 reporting periods and have not been early adopted by the Group. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for the following:

Standards and amendments	Executive summary
IFRS 9 Financial Instruments
IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 Financial Instruments: Recognition and Measurement with a single model that has only two classification categories: amortized cost and fair value.

The IASB also introduced a new impairment model and also aligned hedge accounting more closely with an entity’s risk management. The standard is effective for accounting periods beginning on or after January 1, 2018 and would therefore be applicable for the first time for the year ended March 31, 2019. Early adoption is permitted.

The most relevant change to the Group is the requirement to use an expected loss model instead of the incurred loss model which is currently being used when assessing the recoverability of trade and other receivables. The possible impact is to accelerate the timing of impairment loss recognition. Management is yet to assess the likely financial impact and other ancillary impacts that may flow from the standard.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. It is a single, comprehensive revenue recognition model for all contracts with customers and has the objective of achieving greater consistency in the recognition and presentation of revenue. In terms of the new standard, revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018 and therefore would be applicable for the first time for the year ended March 31, 2019.

The standard permits a modified retrospective approach for the adoption (in addition to the full retrospective approach).Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. April 1, 2018), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application. The Group has not yet selected which transition approach it will apply.

The Group’s assessment of the impact of IFRS 15 is still in progress:

Determining the number of distinct performance obligations in the different types of contracts in which the Group provides both hardware and the related asset management services is an area of significant judgement and could have a significant financial impact.

Management has however determined that contracts in which legal title to the hardware does not transfer to the customer are not leases as defined in IFRS 16 Leases because the customer does not have the right to direct how and for what purpose the hardware is used. Accordingly, such contracts are within the scope of IFRS 15.

Notes to the consolidated financial statements

for the year ended March 31, 2017

Standards and amendments	Executive summary
IFRS 16 Leases
IFRS 16 issued in January 2016, which replaces IAS 17 Leases, addresses the recognition, measurement, presentation and disclosure of leases.
The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or, the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17.
In order to facilitate transition, the standard permits lessees to choose a ‘simplified approach’ that includes certain reliefs related to the measurement of the right-of-use asset and the lease liability, rather than full retrospective application; furthermore, the ‘simplified approach’ does not require a restatement of comparatives. In addition, as a practical expedient, entities are not required to reassess whether a contract is, or contains, a lease at the date of initial application (that is, such contracts are ‘grandfathered’).
IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019 and therefore applies to the Group for the first time for the year ended March 31, 2020.
The Group leases land and buildings, office equipment and vehicles which are currently treated as operating leases. IFRS 16 will require these to be capitalized and a lease liability recognized in the statement of financial position, unless the lease term is 12 months or less or the underlying asset has low value.
Management is yet to perform detailed calculations of the likely impact on transition to IFRS 16. If management elects to transition to IFRS 16 on April 1, 2019 using the simplified method, then on transition, the present value of the future lease payments will need to be recognized as a lease liability and a right of use asset will need to be raised. As at March 31, 2017 there are future gross lease payments totaling R40.0 million (undiscounted) that will be paid in the next five years.

2.2	Consolidation

(a)	Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of financial position, respectively.

(b)	Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Notes to the consolidated financial statements

for the year ended March 31, 2017

Acquisition-related costs are expensed as incurred, except if related to the issue of equity securities, in which case these costs are also included in equity.
The excess of the:

•	consideration transferred;

•	amount of any non-controlling interest in the acquired entity; and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in the income statement as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Unwinding of the interest element is recognized in the income statement.
Contingent consideration is measured at fair value on acquisition date and classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in the income statement.

(c)	Changes in ownership interests in subsidiaries without a change of control
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group, that is transactions with the owners in their capacity as owners. For purchases from non-controlling interests, the difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.
Gains or losses on disposals to non-controlling interests are also recorded in equity.

(d)	Disposal of subsidiaries
When the Group ceases to consolidate an investment because of a loss of control, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in the carrying amount recognized in the income statement. The fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets and liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to the income statement.

2.3	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions.
Sales between segments are carried out at cost plus a margin.

2.4	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rand (“R”), which is the Group’s presentation currency.

(b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the income statement.
Foreign exchange gains/(losses) are classified as “Finance income/(cost) — net”.

Notes to the consolidated financial statements

for the year ended March 31, 2017

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale, are included in other comprehensive income.

(c)	Group companies
The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)
Income and expenses for each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii)	All resulting exchange differences are recognized in other comprehensive income; and

(iv)	Equity items are measured at historical cost at the time of recording, translated at the rate on the date of the recording and are not retranslated to closing rates at reporting dates.
On consolidation, exchange differences arising from the translation of net investments in foreign operations are recognized in other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences are recognized in other comprehensive income.

2.5	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices is capitalized as property, plant and equipment. The Group depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation, whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life, as follows:

Property: Buildings	50 years
Plant and equipment	3 — 20 years
Motor vehicles	5 — 7 years
Other: Furniture, fittings and equipment	1 — 10 years
Computer and radio equipment	2 — 5 years
In-vehicle devices installed	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).
Gains and losses on disposal of an asset are determined by comparing the proceeds with the carrying amount and are

Notes to the consolidated financial statements

for the year ended March 31, 2017

recognized within “Other income/(expenses) — net” in the income statement.

2.6	Intangible assets

(a)	Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the acquirer’s interest in the net fair value of the net assets acquired. Goodwill on acquisition of businesses is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.
Goodwill is not amortized but is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. The carrying amount of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value-in-use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed.

(b)	Patents and trademarks
Separately acquired patents and trademarks are shown at historical cost. Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives (three to 20 years).

(c)	Customer relationships
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (three to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.

(d)	Computer software, technology, in-house software and product development
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (one to five years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available-for-use;

•	Management intends to complete the software product and use it or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are

Notes to the consolidated financial statements

for the year ended March 31, 2017

subsequently met.
Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred.
Technology, in-house software and product development costs are capitalized on the basis of costs incurred to acquire and bring them into use. The recognized assets have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses.In addition, they are amortized over their estimated useful lives (one to12 years).

2.7	Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, or intangible assets that are not ready to use are not subject to amortization or depreciation but are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value-in-use. In assessing the value-in-use, the estimated future cash flows are discounted to their present value using the pre-tax discount rate that reflects current market assessments on the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units, i.e. operating segments). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8	Financial assets

2.8.1	Classification
The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables, finance lease receivables, restricted cash and cash and cash equivalents in the statement of financial position.

2.8.2	Recognition and derecognition
Regular way purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.8.3	Measurement
Loans and receivables
Loans and receivables are subsequently carried at amortized cost using the effective interest method, less any impairment losses.

2.8.4	Impairment of financial assets
The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Loans and receivables
Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial

Notes to the consolidated financial statements

for the year ended March 31, 2017

difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the income statement.

2.9	Fair value
Fair value is determined in accordance with IFRS 13 Fair Value Measurement and is categorized as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
The carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables (excluding pre-payments), trade and other payables (excluding leave pay) and the current portion of interest-bearing borrowings and leases approximate fair value due to their short-term nature.

2.10	Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.11	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”), actual cost or weighted average cost basis, depending on the nature of the Group entity in which it is held. The cost of finished goods includes the cost of manufacturing as charged by third parties. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

2.12	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

2.13	Net cash and cash equivalents
Net cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available-for-use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.

2.14	Restricted cash
Restricted cash includes short-term deposits and amounts held that are not highly liquid and is accounted for as loans and receivables.

Notes to the consolidated financial statements

for the year ended March 31, 2017

2.15	Stated capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares or the exercise of share options are shown in equity as a deduction, net of tax, from the proceeds.
Where any Group company purchases the Company’s equity instruments (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the parent as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the parent.

2.16	Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

2.17	Borrowings
Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.
Finance costs are recognized in the income statement in the period incurred.

2.18	Taxation

2.18.1.	Current and deferred income taxes
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; and neither are deferred tax liabilities nor deferred tax assets accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction, affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.
Deferred tax (‘outside basis’ deferred tax) relating to temporary differences arising from investments in subsidiaries is considered as follows:

Notes to the consolidated financial statements

for the year ended March 31, 2017

•
Deferred tax liabilities are recognized, except to the extent that the Group is able to control the timing of the reversal of the temporary differences, and it is probable that they will not reverse in the foreseeable future.

•
Deferred tax assets are recognized only to the extent that it is probable the temporary differences will reverse in the foreseeable future and there is sufficient taxable profit available against which the temporary differences can be utilized.

Temporary differences arising from investments in subsidiaries in the consolidated financial statements are different from those arising in the Company financial statements. This is because in the Company financial statements, an investment in a subsidiary is carried at cost; whereas the carrying amount in the consolidated financial statements is the consolidated net assets of the subsidiary.
Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.18.2.	Dividends tax
Dividend withholding tax is currently payable at a rate of 20% (a rate of 15% was applicable for dividends paid before 22 February 2017) on dividends distributed to shareholders. This tax is not attributable to the Company but rather paid to the tax authorities on behalf of the shareholders through use of regulatory intermediaries, with only the net amount of the dividend being remitted to the shareholder.

2.19	Employee benefits

(a)	Short-term benefits
Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave and for short-term benefits when there is no realistic alternative other than to settle the liability, and there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements.

(b)	Defined contribution plan
The Group operates defined contribution plans. A defined contribution plan is one under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and the Group will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services rendered during a period are recognized as staff costs when they are due.

(c)	Short-term incentives — bonus plans
The Group recognizes a liability and an expense for bonuses based on the achievement of defined key performance criteria. An accrual is recognized where the Group is contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and involves payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

Notes to the consolidated financial statements

for the year ended March 31, 2017

2.20	Share-based payments
Equity settled
The Group operates equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company. The equity instruments that may be issued in terms of the plans include share options, retention shares, performance shares and share appreciation rights. The fair value, determined at grant date, of the employee services received in exchange for the grant of equity instruments is recognized as an expense at Group level with a corresponding credit to equity. The total amount to be expensed is determined by reference to the grant date fair value of the equity instruments granted:

•	Including any market performance conditions;

•	Excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	Including the impact of any non-vesting conditions.
Non-market performance and service conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding entry to equity.
When equity-settled instruments are exercised, the Company may elect to issue new shares or use treasury shares to settle its resultant obligations. For share options, the proceeds received, net of any directly attributable transaction costs, are credited to stated capital (as there are no par value shares).
The grant by the Company of equity-settled instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity financial statements.
The Group classifies awards issued with settlement alternatives as equity-settled when the Group holds the choice of settlement and there is no past practice of settling in cash.  If the counterparty holds the choice of settlement, the award is classified as cash-settled.
Cash settled
For cash-settled share-based payment transactions, the Group measures goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group shall re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

2.21	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.
Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.
Provision for the estimated liability on all products under warranty is made on the basis of claims experience.
Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs.
Provision for the anticipated costs associated with the restoration of leasehold property (decommissioning provision) is based on the Group’s best estimate of those costs required to restore the property to its original condition.
Restructuring provisions are recognized when the Group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in administration and other charges in the income statement.

Notes to the consolidated financial statements

for the year ended March 31, 2017

2.22	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Group’s activities. Revenue mainly includes amounts earned on the sale of hardware units, subscription service sales to customers and installation revenue. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
The Group offers certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.
The Group recognizes revenue when the amount of revenue can be measured reliably and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as outlined below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Invoicing for the various products and services, when sold separately or as part of a multiple element revenue arrangement, occurs based on the specific contractual terms and conditions.
The Group distributes products to certain small fleet operators and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with the Group for the product. The obligation to supply the service and the credit risk rests with the Group. The service revenue is recognized when the service is rendered (i.e. on a monthly basis).

The Group also sells hardware to motor vehicle dealerships for fitment into their vehicle trading stock. These dealerships purchase the hardware from the Group and are considered principals because they obtain title to the hardware and bear the risks and rewards of ownership. The buyer of the vehicle then enters into a service-only contract with the Group. Revenue is recognized upon sale of the hardware to the dealership and subscription revenue is recognized as the services are provided to the customer.

The Group distributes products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with the Group and revenue is recognized as the service is rendered.

(a)	Subscription revenue
Subscription revenue is recognized over the term of the agreement as it is earned. When contracted services are performed through a number of repetitive acts over the contract period, revenue is recognized on a straight-line basis over the contract period.

(b)	Hardware sales
All hardware has value on a standalone basis. Revenue from hardware sales is recognized once the risks and rewards of ownership have transferred.

(c)	Driver training and other services
Revenue is recognized at the contractual hourly/daily rate as the training is performed.

(d)	Rental revenue
Where hardware is provided as part of a service contract the risk and rewards of ownership do not transfer and service revenue from the rental unit is recognized over the period of the service and included in subscription revenue.

(e)	Installation revenue
Revenue earned from the installation of hardware in customer vehicles is recognized once the installation has been completed.

Notes to the consolidated financial statements

for the year ended March 31, 2017

(f) Repair services
Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.

2.23	Interest income
Interest income is recognized on a time-proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

2.24	Dividend income
Dividend income is recognized when the right to receive payment is established.

2.25	Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2.25.1.	The Group as a lessor
When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The method for allocating gross earnings is referred to as the actuarial method. The actuarial method allocates rentals between finance income and repayment of capital in each accounting period in such a way that finance income will emerge as a constant rate of return on the lessor’s net investment in the lease.
Assets leased under operating leases are included under the appropriate category of assets in the statement of financial position. Lease income on operating leases is recognized over the term of the lease on a straight-line basis.

2.25.2.	The Group as a lessee
Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

2.26	Dividend distribution
Any dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

3.	Financial risk management

3.1	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets as it relates to financial risks and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board has provided approved formal policies covering specific areas, such as foreign exchange risk as well as cash management and banking facilities.

(a)	Market risk

(i)	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily with respect to the United States Dollar, the South African Rand, the Euro, the Australian Dollar, the Brazilian Real and the British Pound.
Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity’s functional currency.
The Group has implemented a foreign currency hedging policy to limit the Group’s exposure to fluctuations in foreign currencies. The foreign currency policy reduces exchange rate risk on certain recognized assets and liabilities based on economic hedging principles as opposed to using derivative financial instruments.
The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the assets of the Group’s foreign operations is reduced as a result of assets and

Notes to the consolidated financial statements

for the year ended March 31, 2017

liabilities being denominated in the same foreign currencies.
As a result of our U.S. Dollar cash reserves held in South Africa, the Group has significant foreign currency exposure in respect of United States Dollar-South African Rand exchange rate movements. A financial risk sensitivity analysis is presented in note 36.

(ii)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
The Group’s cash flow interest rate risk arises from restricted cash, cash and cash equivalents and the bank overdraft. Bank overdrafts issued at variable rates expose the Group to cash flow interest rate risk, which is partly offset by financial assets held at variable rates (i.e. cash and cash equivalents and restricted cash). At March 31, 2017 the Group had no interest-bearing borrowings.
The Group is not exposed to fair value interest rate risk as the Group does not have any fixed rate interest-bearing financial instruments carried at fair value.
Interest rates are constantly monitored and appropriate steps are taken to ensure that the Group’s exposure to interest rate fluctuations is limited. This includes obtaining approval from the Board for all changes to and new borrowing facilities entered into. Refer to note 36 for an interest rate risk sensitivity analysis.

(iii)	Price risk
Currently the Group does not have significant price risk. The Group is not exposed to commodity price risk.

(b)	Credit risk
Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. Credit risk arises from restricted cash, cash and cash equivalents as well as credit exposures to customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position, net of impairment losses where relevant.
Credit risk relating to accounts receivable balances is managed by each local entity which is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group has a policy in place governing the allowance for credit losses.
Cash investments are only placed with reputable financial institutions rated BBB and above (note 12). All changes in or new banking arrangements entered into are in line with the Board’s approval framework. Refer to note 10 for further disclosure on credit risk.

(c)	Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited liquidity risk due to surplus cash balances and the recurring nature of its income, which generates strong cash inflows. The level of cash balances in the Group is monitored weekly and cash generated from operations is reviewed against planned cash flows on a monthly basis. In addition, working capital reviews are performed monthly.
Surplus cash is invested in interest-bearing current accounts and time deposits that are expected to readily generate cash inflows for managing liquidity risk.
In addition, the Group maintains headroom on its undrawn borrowing facilities to ensure that the Group does not breach borrowing limits on its borrowing facilities. Refer to note 37 for further disclosure on liquidity risk.

3.2	Capital risk management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while enhancing the returns for shareholders and ensuring benefits for other stakeholders. The Board of Directors monitors capital by reviewing the net cash position. The Company currently has no long-term borrowings and none of its overdraft facilities, as set out in note 16, were subject to any financial covenants during the 2017 and 2016 fiscal years.
In order to maintain the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debt, where applicable.

Notes to the consolidated financial statements

for the year ended March 31, 2017

4.	Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the 2017 fiscal year are outlined below:

(a)	Warranty claims
The Group generally offers warranties on its hardware units. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

(b)	Maintenance provision
The Group, in some instances, offers maintenance services as part of its revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.

(c)	Current and deferred income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where applicable tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined and there is a difference, this is recognized in the period in which the final outcome is determined.
Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Group applies the measurement principle in IAS 12 Income Taxes, when measuring the amount of tax to recognize related to an uncertain tax position. Therefore, the Group measures uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.
The Company's interests in subsidiaries include certain loans denominated in foreign currencies which are repayable by agreement of both parties. Realization of such loans will result in taxable foreign exchange differences in accordance with prevailing legislation in South Africa. Although the Company controls the timing of the reversal of these temporary differences, given the volatility of the Rand and based on the Group's current assessment, it is not considered probable that the temporary difference relating to a loan between the Company and a South Africa subsidiary will not reverse in the foreseeable future. Hence, a deferred tax liability has been recognized in respect of these temporary differences (note 18).
The Group applies judgement when recognizing deferred tax assets in respect of tax losses. Deferred tax assets in respect of tax losses are recognized for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. In determining the level of future taxable profit that will be available the Group considers both an entity's historical profitability and estimates of future profitability and recognizes deferred tax for the whole or the part of the temporary difference that is more likely than not to be recovered. Where an entity has incurred historical losses, deferred tax assets are only recognized when the particular entity has shown a reasonable period of starting to return to profitability.

(d)	Impairment estimates
The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.7. Other assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
For the purposes of assessing impairment, assets are grouped into CGUs at the lowest levels for which there are separately identifiable cash flows. The recoverable amount is based on the CGU’s value-in-use. These calculations require the use of estimates (see notes 6 and 7).

(e)	Customer relationships
The useful life applied principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.

Notes to the consolidated financial statements

for the year ended March 31, 2017

(f)	Product development cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recorded as intangible assets by the Group when the criteria in note 2.6 have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year-end.
The useful lives of development costs capitalized are reviewed on an at least annual basis. The useful life estimates are based on historical experience with similar assets as well as anticipation of future events such as technological changes, which may impact the useful life. The residual values of product development costs are estimated to be zero.

(g)	Provision for impairment of trade receivables
The provision for impairment of trade receivables reflects the Group’s estimates of losses arising from the failure or inability of the Group’s customers to make required payments. The provision is based on the ageing of customer accounts, customer creditworthiness and the Group’s historical write-off experience. Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.

Notes to the consolidated financial statements

for the year ended March 31, 2017

5.    Segment information
Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The CODM reviews the segment results on an integral margin basis as defined by management. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO's results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2017 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	772,224	86,945	859,169	344,077
Europe	113,223	64,108	177,331	52,369
Americas	121,462	38,957	160,419	26,804
Middle East and Australasia	199,474	104,976	304,450	91,149
Brazil	32,653	5,158	37,811	9,394
Total Regional Sales Offices	1,239,036	300,144	1,539,180	523,793
Central Services Organization	878	—	878	(127,828)
Total Segment Results	1,239,914	300,144	1,540,058	395,965
Corporate and consolidation entries	—	—	—	(94,352)
Total	1,239,914	300,144	1,540,058	301,613

Notes to the consolidated financial statements

for the year ended March 31, 2017

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2016 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	711,208	96,699	807,907	320,466
Europe	110,251	51,736	161,987	35,359
Americas	115,413	41,527	156,940	2,908
Middle East and Australasia	202,163	111,764	313,927	107,279
Brazil	18,063	5,066	23,129	1,931
Total Regional Sales Offices	1,157,098	306,792	1,463,890	467,943
Central Services Organization	1,131	—	1,131	(113,403)
Total Segment Results	1,158,229	306,792	1,465,021	354,540
Corporate and consolidation entries	—	—	—	(77,325)
Total	1,158,229	306,792	1,465,021	277,215

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2015 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	632,809	77,119	709,928	269,766
Europe	87,850	72,399	160,249	39,369
Americas	97,833	68,526	166,359	36,744
Middle East and Australasia	166,243	162,284	328,527	108,823
Brazil	12,682	10,369	23,051	(2,944)
Total Regional Sales Offices	997,417	390,697	1,388,114	451,758
Central Services Organization	918	348	1,266	(106,680)
Total Segment Results	998,335	391,045	1,389,380	345,078
Corporate and consolidation entries	—	—	—	(62,084)
Total	998,335	391,045	1,389,380	282,994

The revenue from external parties reported to the Group’s chief operating decision-maker is measured in a manner consistent with that in the income statement. There are no material non-cash items provided to the Group’s chief operating decision-maker other than disclosed in the reconciliation of profit for the year to Adjusted EBITDA below.

During the 2017 fiscal year, impairments to capitalized product development costs of R2.6 million within the Africa segment and R0.5 million within the CSO segment were recognized in profit or loss. The Brazil segment recognized a reversal of impairment in respect of in-vehicle devices of R0.8 million in profit and loss. During the 2016 fiscal year, impairments to in-house software of R2.9 million were recognized in profit or loss within corporate and consolidation entries and the Brazil segment recognized an impairment to in-vehicle devices of R1.9 million in profit and loss. During the 2015 fiscal year, impairments to furniture and fittings and computer equipment of R0.5 million were recognized in profit or loss by the Middle East and Australasia segment. A R0.6 million impairment related to the helicopter asset was also recognized in profit or loss

Notes to the consolidated financial statements

for the year ended March 31, 2017

by the Africa segment. The CSO segment recognized impairments of capitalized product development costs of R0.5 million in profit or loss.
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision-maker. The Group’s chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer of the Group.
The Group’s chief operating decision-maker assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.
A reconciliation of Adjusted EBITDA to profit for the year is disclosed below.

	March 31, 2017	March 31, 2016	March 31, 2015
	R’000	R’000	R’000

Reconciliation of Adjusted EBITDA to profit for the year
Adjusted EBITDA	301,613	277,215	282,994
Add:
Insurance reimbursement(1)	—	—	3,237
Reversal of impairment(2)	791	—	—
Decrease in restructuring cost provision	—	333	—
Less:
Depreciation(3)	(98,508)	(75,037)	(61,099)
Amortization(4)	(44,734)	(47,586)	(46,294)
Impairment(5)	(3,166)	(4,776)	(1,646)
Share-based compensation costs	(3,311)	(5,820)	(7,578)
Equity-settled share-based compensation costs	(2,247)	(7,838)	(5,220)
Cash-settled share-based compensation costs(6)	(1,064)	2,018	(2,358)
Net loss on sale of property, plant and equipment and intangible assets	(262)	(208)	(456)
Increase in restructuring cost provision(7)	(14,561)	—	(11,267)
Transaction costs arising from the acquisition of a business	—	—	(93)
Transaction costs arising from investigating strategic alternatives(8)	—	(5,037)	—
Net litigation costs(9)	—	—	(7,937)
Operating profit	137,862	139,084	149,861
Add: Finance income/(costs) — net	10,391	150,327	80,778
Less: Taxation	(26,812)	(106,920)	(81,623)
Profit for the year	121,441	182,491	149,016

Notes to the consolidated financial statements

for the year ended March 31, 2017

(1)	Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.

(2)	The reversal of impairment of R0.8 million relates to in-vehicle devices in the Brazil segment.
(3) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(4)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

(5)
In fiscal 2017, asset impairments relate to the impairment of capitalized product development costs of R2.6 million in the Africa segment and R0.5 million in the CSO segment. In 2016 includes R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices. In 2015, asset impairments included R0.5 million impairment of computer equipment and furniture and fittings which is related to the restructuring described in note 19, R0.6 million related to the helicopter asset and R0.5 million impairment of capitalized product development costs.

(6)	Cash-settled share-based payments are described in note 20.

(7)	Restructuring costs incurred in 2017 and 2015 are described in note 19.

(8)	Transaction costs incurred in 2016 arising from investigating strategic alternatives are described in note 23.

(9)	Net costs relating to litigation and the related insurance proceeds in 2015 are described in note 23.

Revenue generated by the South African-based operating segments of the Group (i.e. Central Services Organization and Africa, excluding East Africa) to its local and foreign-based customers amounted to R836.2 million (2016: R784.5 million, 2015: R696.7 million) for the 2017 fiscal year, whereas revenue generated by the foreign-based segments of the Group (i.e. Europe, Americas, East Africa, Middle East, Brazil and Australasia) to its local and foreign-based customers amounted to R703.9 million (2016: R680.5 million, 2015: R692.7 million).
Total non-current assets other than financial instruments and deferred tax assets located in South Africa is R621.0 million (2016: R533.8 million, 2015: R472.7 million), and the total of these non-current assets located in foreign countries is R174.6 million (2016: R120.8 million, 2015: R26.9 million). These assets are allocated based on the physical location of the asset and are stated before any inter-company eliminations.

Notes to the annual financial statements

for the year ended March 31, 2017

6.    Property, plant and equipment

	Property R’000	Plant, equipment, vehicles and other R’000	Computer and radio equipment R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000

At April 1, 2015
Cost	22,269	46,127	60,976	16,643	141,110	287,125
Accumulated depreciation and impairments	(3,871)	(28,855)	(42,117)	—	(76,438)	(151,281)
Net book amount	18,398	17,272	18,859	16,643	64,672	135,844

Year ended March 31, 2016
Opening net book amount	18,398	17,272	18,859	16,643	64,672	135,844
Additions	19	7,176	5,004	155,188	—	167,387
Transfers	—	—	—	(113,121)	113,121	—
Impairment (notes 5, 23, 29, 31.2)	—	—	(20)	(321)	(1,564)	(1,905)
Disposals*	—	(661)	(58)	—	(122)	(841)
Depreciation charge (notes 5, 23, 31.2)	(453)	(7,086)	(10,531)	—	(56,967)	(75,037)
Currency translation differences	—	1,014	720	3,213	5,189	10,136
Closing net book amount	17,964	17,715	13,974	61,602	124,329	235,584

At March 31, 2016
Cost	22,288	51,474	65,160	61,989	216,862	417,773
Accumulated depreciation and impairments	(4,324)	(33,759)	(51,186)	(387)	(92,533)	(182,189)
Net book amount	17,964	17,715	13,974	61,602	124,329	235,584

Year ended March 31, 2017
Opening net book amount	17,964	17,715	13,974	61,602	124,329	235,584
Additions	—	4,712	6,698	158,600	—	170,010
Transfers	—	—	—	(161,532)	161,532	—
Reversal of impairment (notes 5, 23, 29, 31.2)	—	—	—	—	791	791
Disposals**	—	(181)	(80)	—	(370)	(631)
Depreciation charge (notes 5, 23, 31.2)	(453)	(6,759)	(7,785)	—	(83,511)	(98,508)
Currency translation differences	—	(616)	(487)	(3,200)	(8,823)	(13,126)
Closing net book amount	17,511	14,871	12,320	55,470	193,948	294,120

Notes to the annual financial statements

for the year ended March 31, 2017

	Property R’000	Plant, equipment, vehicles and other R’000	Computer and radio equipment R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000

Year ended March 31, 2017
Cost	22,288	48,186	58,048	55,470	333,057	517,049
Accumulated depreciation and impairments	(4,777)	(33,315)	(45,728)	—	(139,109)	(222,929)
Net book amount	17,511	14,871	12,320	55,470	193,948	294,120

* The historical costs and accumulated depreciation on fully depreciated assets which were retired and removed from the accounting records during the 2016 fiscal year included R3.1 million relating to plant, equipment, vehicles and other, R2.8 million relating to computer and radio equipment and R43.6 million relating to in-vehicle devices installed.

** The historical costs and accumulated depreciation on fully depreciated assets which were retired and removed from the accounting records during the 2017 fiscal year included R5.2 million relating to plant, equipment, vehicles and other, R10.1 million relating to computer and radio equipment and R31.9 million relating to in-vehicle devices installed.
Additions of R170.0 million made in fiscal 2017 include non-cash additions of uninstalled in-vehicle devices of R1.7 million and plant, equipment, vehicles and other of R0.2 million relating to the Central Services Organization segment. R12.1 million was paid in the current fiscal year which related to uninstalled in-vehicle devices which were accrued and accounted for as non-cash additions in the 2016 fiscal year by the Central Services Organization. Additions of R167.4 million made in 2016 included non-cash additions of uninstalled in-vehicle devices of R12.1 million. R0.3 million was paid in the 2016 fiscal year which related to furniture and fittings which were accrued and accounted for as non-cash additions in the 2015 fiscal year.
Depreciation expense of R85.8 million (2016: R60.2 million, 2015: R48.7 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During the 2017 fiscal year, a reversal of impairment of R0.8 million in respect of in-vehicle devices which were impaired in fiscal 2016 was recognized in profit or loss by the Brazil segment. The improvement in trading conditions in the Brazil segment resulted in the reassessment of its recoverable amount in fiscal 2017. In fiscal 2017 the assessment indicated that the recoverable amount was higher than its carrying value which led to the aforementioned impairment reversal. The recoverable amount of the Brazil segment, was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The key assumptions used for the impairment calculation are disclosed in note 20. A 1% increase in the discount rate or 5% decrease in the cash flows utilized in the value in use calculation would have resulted in an impairment of R2.7 million or R0.5 million, respectively, rather than the reversal recorded.
During the 2016 fiscal year, impairments to in-vehicle devices of R1.9 million were recognized in the Brazil segment. In addition, impairments to computer equipment of R0.02 million were recognized in profit or loss by the Middle East and Australasia segment.

Notes to the consolidated financial statements

for the year ended March 31, 2017

7.    Intangible assets

	Goodwill R’000	Patents and trademarks R’000	Customer relationships R’000	Product development costs R’000	Computer software, technology, in-house software and other R’000		Total R’000

At April 1, 2015
Cost	621,426	2,990	69,445	149,967	86,854		930,682
Accumulated amortization and impairments	—	(608)	(31,260)	(57,439)	(62,857)		(152,164)
Net book amount	621,426	2,382	38,185	92,528	23,997		778,518

Year ended March 31, 2016
Opening net book amount	621,426	2,382	38,185	92,528	23,997		778,518
Additions	—	46	—	58,869	26,432		85,347
Transfers	—	—	—	3,597	(3,597)		—
Disposals*	—	—	—	—	—	3	—
Amortization charge (notes 23 and 31.2)	—	(805)	(8,337)	(25,110)	(13,334)		(47,586)
Impairment loss (notes 5, 23, 29, 31.2)	—	—	—	—	(2,871)		(2,871)
Currency translation differences	32,903	—	137	77	326		33,443
Closing net book amount	654,329	1,623	29,985	129,961	30,953		846,851

At March 31, 2016
Cost	654,329	3,036	40,165	206,836	93,801		998,167
Accumulated amortization and impairments	—	(1,413)	(10,180)	(76,875)	(62,848)		(151,316)
Net book amount	654,329	1,623	29,985	129,961	30,953		846,851

Year ended March 31, 2017
Opening net book amount	654,329	1,623	29,985	129,961	30,953		846,851
Additions	—	119	—	78,020	41,269		119,408
Disposals**	—	—	—	—	—		—
Amortization charge (notes 23 and 31.2)	—	(816)	(6,762)	(28,847)	(8,309)		(44,734)
Impairment loss (notes 5, 23, 29, 31.2)	—	—	—	(3,166)	—		(3,166)
Currency translation differences	(35,419)	—	—	(179)	(861)		(36,459)
Closing net book amount	618,910	926	23,223	175,789	63,052		881,900

At March 31, 2017
Cost	618,910	3,155	40,165	265,637	130,131		1,057,998
Accumulated amortization and impairments	—	(2,229)	(16,942)	(89,848)	(67,079)		(176,098)
Net book amount	618,910	926	23,223	175,789	63,052		881,900

*The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the 2016 year included R34.8 million relating to customer relationships, R10.0 million relating to product development costs and R10.9 million relating to computer software, technology, in-house software and other.
** The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the 2017 year included R16.4 million relating to product development costs and R1.7 million relating to computer software, technology, in-house software and other.

Notes to the consolidated financial statements

for the year ended March 31, 2017

In fiscal 2017, staff costs of R54.6 million (2016: R45.2 million, 2015: R34.1 million) have been capitalized to product development costs while R1.6 million (2016: R1.3 million, 2015: RNil) was capitalized to in-house software.
Additions of R119.4 million made during 2017 include non-cash additions of R1.9 million relating to capitalized development costs in the CSO segment and R3.1 million related to computer software, technology, in-house software and other intangibles in the Middle East and Australasia segment which have been accrued at March 31, 2017. R0.9 million relating to capitalized development costs were paid in the current fiscal year which were accrued and accounted for as non-cash additions in 2016. Additions of R85.3 million made during 2016 included non-cash additions of R0.9 million relating to capitalized development costs which were accrued and accounted for as non-cash additions in 2016. R1.3 million relating to capitalized development costs and R0.5 million relating to software costs were paid in the 2016 fiscal year which were accrued and accounted for as non-cash additions in 2015.
Amortization expense of R30.1 million (2016: R24.9 million, 2015: R25.4 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During fiscal 2017, impairments to capitalized product development costs of R0.5 million within the CSO segment and R2.6 million within the Africa segment were recognized in profit or loss. During the 2016 fiscal year, impairments to in-house software of R2.9 million were recognized in profit or loss within Corporate and consolidation entries. The impairment losses have been included in administration and other charges in the income statement.
Included in product development costs is product development assets in progress with a net book amount of R51.1 million (2016: R43.6 million, 2015: R24.5 million). Included in computer software, technology, in-house software and other is internally generated in-house software in progress with a net book amount of R42.8 million (2016: R18.3 million, 2015: R1.1 million).
Change in estimate of useful lives of product development costs capitalized
During fiscal 2017 the CSO segment extended the useful lives of certain projects where on average the useful lives were increased from 4.9 years to 7.5 years. The extension of the useful lives resulted in a R9.0 million reduction in the product development amortization expense relative to what it would have been in fiscal 2017 had the change not occurred. R2.0 million, R1.4 million, R1.6 million, R1.2 million, R0.9 million, R0.9 million, R0.8 million and R0.2 million of this amortization reduction is expected to be charged to the income statement in the 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 fiscal years, respectively.
Impairment tests for goodwill
Goodwill is allocated to the Group’s CGUs identified within its operating segments. It should be noted that, as disclosed in note 5, while CSO is reported as a reportable segment excluding any inter-company revenue and related costs, it remains a CGU, as there remains an active market for the output produced by CSO. The impairment tests for goodwill have been performed on the same basis as the previous financial years.
A summary of the goodwill at operating segment level is presented below:

	March 31, 2016 R’000	Foreign currency translation differences R'000	March 31, 2017 R’000

Central Services Organization	103,119	—	103,119
Europe	139,402	(29,792)	109,610
Middle East and Australasia	58,758	(5,627)	53,131
Africa	353,050	—	353,050
Total	654,329	(35,419)	618,910

The recoverable amounts of all CGUs are determined based on value-in-use calculations, which use pre-tax cash flow projections based on approved financial budgets covering a three to five-year period. A five-year period was used to ensure that in respect of the Europe and Middle East and Australasia segments, stable cash flows are used for purposes of calculating terminal values included in the value-in-use calculations. These cash flows are based on the current market conditions and near-term expectations.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The key assumptions used for the value-in-use calculations are as follows:

2017	Central Services Organization	Africa	Europe	Middle East and Australasia

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	17.6	18.6	9.8	16.0
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	5.5	5.5	2.3	2.5

2016	Central Services Organization	Africa	Europe	Middle East and Australasia

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	19.8	18.4	8.2	13.4
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	5.3	5.3	2.0	3.7

The discount rates were calculated using the capital asset pricing model. These rates reflect specific risks relating to the relevant CGUs. The growth rate has been determined based on the expected long-term inflation outlook.
Goodwill sensitivity
Given the significant headroom that exists in the CGUs, management believes that a reasonable change in assumptions would not result in any goodwill impairments.

8.    Finance lease receivable

	March 31, 2017 R’000	March 31, 2016 R’000

Total finance lease receivable	162	1,151
Short-term portion receivable within 12 months	140	984
Long-term portion receivable after 12 months	22	167

The Group has entered into certain finance lease arrangements with customers to supply fleet management products and services. The terms of the leases vary between 24 and 36 months and the leases are denominated in Euro. The unguaranteed residual values of the assets leased under finance lease are considered negligible.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The finance lease receivables are neither past due nor impaired. In determining the recoverability of the finance lease receivables, the Group considers any change in the credit quality of the finance lease receivable from the date the leases were initially entered into until the end of the current reporting year.

	March 31, 2017 R’000	March 31, 2016 R’000

Gross finance lease receivable –minimum lease payments:
Not later than one year	145	1,015
Later than one year but not later than five years	22	173
	167	1,188
Unearned finance income	(5)	(37)
Net investment in finance leases	162	1,151

The net investment in finance leases may be analyzed as follows:

	March 31, 2017 R’000	March 31, 2016 R’000

Not later than one year	140	984
Later than one year but not later than five years	22	167
Net investment in finance leases	162	1,151

9.    Inventory

	March 31, 2017 R’000	March 31, 2016 R’000

Inventory – finished goods	26,449	64,489

During the current year an amount of R10.0 million (2016: R5.3 million) was recognized as a charge in cost of sales as a result of the write down of inventory to net realizable value (notes 23 and 31.2).
10.    Trade and other receivables

	March 31, 2017 R’000	March 31, 2016 R’000

Trade receivables	220,402	259,269
Less: Provision for impairment of trade receivables	(8,783)	(12,438)
Trade receivables — net	211,619	246,831
Pre-payments	24,772	21,344
Sundry debtors	24,185	24,870
	260,576	293,045

Notes to the consolidated financial statements

for the year ended March 31, 2017

The ageing of trade receivables at the reporting date is as follows:

	Gross R’000	Provision for impairment R’000	Net R'000

2017
Not past due	129,121	(920)	128,201
Past due by 1 to 30 days	54,340	(1,350)	52,990
Past due by 31 to 60 days	20,999	(1,854)	19,145
Past due by more than 60 days	15,942	(4,659)	11,283
Total	220,402	(8,783)	211,619

	Gross R’000	Provision for impairment R’000	Net R'000

2016
Not past due	117,946	(238)	117,708
Past due by 1 to 30 days	70,167	(223)	69,944
Past due by 31 to 60 days	17,425	(207)	17,218
Past due by more than 60 days	53,731	(11,770)	41,961
Total	259,269	(12,438)	246,831

The trade receivables above, which are past due and not impaired, relate to a number of independent customers for whom there is no recent history of default.
With the exception of a single sundry debtor of R4.6 million at March 31, 2017 (March 31, 2016:Nil) which is past due by more than 60 days and which has been impaired in full, sundry debtors are neither past due nor impaired.
The carrying amounts of trade and other receivables are denominated in the following currencies:

	March 31, 2017 R’000	March 31, 2016 R’000

South African Rand	80,037	102,802
Australian Dollar	21,754	19,232
Brazilian Real	15,684	8,870
Euro	24,411	30,122
Great Britain Pound	18,535	21,207
United Arab Emirates Dirham	3,354	10,122
United States Dollar	94,441	97,297
Other	2,360	3,393
	260,576	293,045

Notes to the consolidated financial statements

for the year ended March 31, 2017

Movements in the Group’s provision for impairment of trade and other receivables are as follows:

	March 31, 2017 R’000	March 31, 2016 R’000

Opening balance	(12,438)	(13,255)
Increase in provision for impairment (note 31.2)	(17,713)	(14,735)
Receivables written off during the year as irrecoverable	16,429	16,554
Foreign currency translation differences	376	(1,002)
Closing balance	(13,346)	(12,438)

The Group’s provision for impairment of trade and other receivables includes:
Trade receivables	(8,783)	(12,438)
Sundry debtors	(4,563)	—
Closing balance	(13,346)	(12,438)

The creation of the provision for impairment of trade and other receivables is included in administration and other charges in the income statement. In determining the recoverability of a receivable, the Group considers any change in the credit quality of the receivable from the date credit was initially granted until the end of the reporting year. Amounts provided for are generally written off when there is no expectation of recovering the amount.
Trade receivables of R11.1 million (2016: R35.3 million) are pledged as security for the Group’s overdraft facilities (note 12, 15).
The fair value of trade and other receivables approximate their carrying values as the impact of discounting is not considered material due to the short-term nature of the receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Other than 11% of the gross receivable balance relating to two debtors at the end of the 2017 fiscal year (2016: 5% of the gross receivable balance relating to one debtor), the Group has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations. The Group does not hold any collateral as security.

Notes to the consolidated financial statements

for the year ended March 31, 2017

11.    Restricted cash

	March 31, 2017 R’000	March 31, 2016 R’000

Cash securing guarantee issued in terms of the Mobile Telephone Networks Proprietary Limited incentive agreement (denominated in South African Rand)	1,000	1,000
Cash securing guarantees issued in respect of lease agreements entered into (denominated in South African Rand)	393	393
Cash securing guarantees issued in respect of products sold by MiX Telematics Europe Limited (denominated in Euro)	1,422	2,180
Cash securing guarantees issued in respect of MiX Telematics Middle East FZE relating to employee visas in the UAE (denominated in UAE Dirham)	4,192	4,542
Cash held for purposes of distribution to MiX Telematics Enterprise BEE Trust and MiX Telematics Fleet Support Trust beneficiaries (denominated in South African Rand)	5,118	5,886
Guarantees issued in respect of corporate credit card agreements entered into in North America (denominated in US Dollar)	—	742
Cash securing guarantees issued in respect of lease agreements entered into by MiX Telematics Australasia (denominated in Australian Dollar)	1,143	1,236
Cash held by MiX Telematics International subject to exchange control restrictions in Nigeria (denominated in Nigerian Naira)	—	2,788
Cash held by MiX Telematics Limited to be paid to a participant of the TeliMatrix Group Executive Incentive Scheme in respect of share options exercised (denominated in South African Rand)	—	2,367
	13,268	21,134

 12.    Net cash and cash equivalents
Net cash and cash equivalents included in the statement of cash flow comprise of the following amounts which are included in the statement of financial position:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Cash and cash equivalents	375,782	877,136	945,381
Bank overdraft (note 15)	(19,449)	(16,374)	(17,966)
	356,333	860,762	927,415

The credit quality of cash and cash equivalents that are neither past due nor impaired can be assessed by reference to external credit ratings, as follows:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Cash and cash equivalents
AAA	—	—	3,482
AA	197,873	743,600	738,743
A	78,605	48,757	92,841
BBB	99,304	84,779	110,315
	375,782	877,136	945,381

Notes to the consolidated financial statements

for the year ended March 31, 2017

The carrying amounts of net cash and cash equivalents are denominated in the following currencies:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

South African Rand	100,721	87,675	140,618
Australian Dollar	19,574	25,451	17,328
Brazilian Real	2,987	3,625	3,495
Euro	4,649	(55)	9,774
Great Britain Pound	48,540	45,017	37,017
United States Dollar	178,768	698,166	718,096
Other	1,094	883	1,087
	356,333	860,762	927,415

13. Stated capital

	Number of shares 000s	Stated capital R’000

At April 1, 2015	792,838	1,436,993
Shares issued in relation to share options exercised	6,300	7,722
Treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments")	(40,000)	(123,760)
Balance at March 31, 2016	759,138	1,320,955
Shares issued in relation to share options exercised	5,125	7,072
Share repurchase from Imperial Corporate Services Proprietary Limited	(200,828)	(473,682)

Balance at March 31, 2017	563,435	854,345

The total authorized number of ordinary shares at the end of the financial year amounted to 1 billion shares (2016: 1 billion) with no par value. All issued shares are fully paid up and carry one vote per share and the right to dividends. There were no changes to the authorized number of ordinary shares during the current or prior financial year.

In terms of a special resolution approved in fiscal 2014 a new class of no par value shares, consisting of 100 million preference shares, was created. No preference shares have been issued to date.

Fiscal 2017 specific share repurchase from related party
On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited ("Imperial Holdings") and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 per repurchase share, for an aggregate repurchase consideration of R474.0 million (the “repurchase”). At the special general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The financial effect of the transaction is as follows:

Figures are in thousands unless otherwise stated	South African Rand

Aggregate repurchase consideration	473,955
Impact of discounting related to the fiscal 2017 share repurchase transaction (note 25)	(3,222)
Transaction costs capitalized	2,949
Total share repurchase costs	473,682

Fiscal 2016 share repurchase program
During fiscal 2016, the MiX Telematics Board approved a share repurchase program under which the Group could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million (at an average price of R3.09 per share) by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group. The following terms were applicable to the share repurchase program:

•
The Group could repurchase its shares from time to time in its discretion through open-market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions.

•	This share repurchase program could be discontinued at any time by the Board of Directors, and the Group had no obligation to repurchase any amount of its securities under the program.

•	The repurchase program was funded out of existing cash resources
As a result of the above share repurchase programme, MiX Investments Proprietary Limited holds 40,000,000 treasury shares consisting of 973,954 ADS's (each ADS representing 25 ordinary shares) and 15,651,115 ordinary shares of the Company.

Equity incentive plans
The Group has issued share incentives under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution during 2014, no further awards will be made in terms of the TeliMatrix Group Limited Executive Incentive Scheme going forward.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares or share appreciation rights (“SARs”). To date only SARs have been issued.
The table below indicates the total number of awards under the LTIP which are available for issue:

Number of awards

Reconciliation of number of awards available for issue under the LTIP
Maximum number of awards that may be issued during the life of the LTIP	120,000,000
Issued in fiscal 2015	(2,900,000)
Number of awards available for issue as at March 31, 2015	117,100,000
Issued in fiscal 2016	(11,835,000)
Number of awards available for issue as at March 31, 2016	105,265,000
Issued in fiscal 2017	(13,950,000)
Number of awards available for issue as at March 31, 2017	91,315,000

Notes to the consolidated financial statements

for the year ended March 31, 2017

Both equity incentive plans are discussed in further detail in the sections that follow.

Share options under the TeliMatrix Group Executive Incentive Scheme
Share options have been granted to directors and certain key employees within the Group. The exercise price of the options granted is equal to the weighted average market value of ordinary shares for the 20 days preceding the date of the grant. The options vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the share options granted are conditional on certain performance conditions being met, namely the share price on the associated measurement date being in excess of the target, after being reduced by the aggregate amount of dividends paid, or an annual total shareholder return in excess of 10% and 5%, taking into account any dividends paid during the vesting period, being achieved. The Group has no legal or constructive obligation to repurchase or settle the options in cash.
Movements in the total number of share options outstanding and their related weighted average exercise prices are as follows:

	Weighted average exercise price 2017 cents per share	Number of options 2017 000s	Weighted average exercise price 2016 cents per share	Number of options 2016 000s

Outstanding at the beginning of the year	235	28,913	217	36,588
Exercised	138	(5,125)	123	(6,300)
Forfeited	312	(5,875)	257	(1,375)
Expired	112	(3,300)	—	—
Outstanding at the end of the year	266	14,613	235	28,913
Exercisable at the end of the year	217	8,825	184	11,250

The weighted average remaining contractual life on share options outstanding at year-end is 1.87 years (2016: 2.29 years).
Options exercised in 2017 resulted in 5,125,000 shares (2016: 6,300,000 shares) being issued at a weighted average exercise price of 138 cents per share (2016: 123 cents per share). The related weighted average share price at the time of exercise was 307 cents per share (2016: 261 cents per share).

Refer to note 23 for the total expense recognized in fiscal year 2017 in respect of equity-settled instruments granted to employees and directors.
Share options outstanding at the end of the fiscal year have the following exercise prices:

				March 31, 2017 000's	March 31, 2016 000's

Annual shareholder return	Grant date	Expiry date	Exercise price
5%	June 4, 2010	June 4, 2016	112 cents	—	1,975
5%	September 13, 2011	September 13, 2017	130 cents	263	300
10%	January 3, 2012	January 3, 2018	154 cents	2,750	3,250
10%	November 7, 2012	November 7, 2018	246 cents	8,100	10,850
10%	September 10, 2014	September 10, 2020	411 cents	3,500	6,500
Target share price
R5	June 4, 2010	June 4, 2016	112 cents	—	5,025
R5	September 13, 2011	September 13, 2017	130 cents	—	1,013
				14,613	28,913

Notes to the consolidated financial statements

for the year ended March 31, 2017

No share options were granted during the 2016 and 2017 fiscal years under this scheme.

Share appreciation rights
Under the LTIP, SARs may be issued to certain directors and key employees. The award price of the SARs granted is equal to the closing market value of ordinary shares on the day preceding the date of the grant. The SARs granted vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the SARs granted are conditional on a performance condition of an annual total shareholder return in excess of 10%, taking into account any dividends paid during the vesting period, being achieved.
Upon exercise of the SARs by participants, the Group will settle the value of the difference between the award and grant price by delivering shares, alternatively as a fall back provision only, by settling the value in cash.
Movements in the total number of SARs outstanding and their related weighted average award prices are as follows:

	Weighted average award price 2017 cents per share	Number of options 2017 000s	Weighted average award price 2016 cents per share	Number of options 2016 000s

Outstanding at the beginning of the year	311	14,435	305	2,900
Granted on August 31, 2015	—	—	313	11,835
Granted on May 30, 2016	294	9,950	—	—
Granted on November 24, 2016	328	4,000	—	—
Forfeited	303	(7,575)	313	(300)
Outstanding at the end of the year	309	20,810	311	14,435
Exercisable at the end of the year	305	725		—

The weighted average remaining contractual life on SARs outstanding at year-end is 4.88 years (2016: 5.28).
No SARs were exercised during the year.

SARs outstanding at the end of the fiscal year have the following award prices:

				March 31, 2017 000's	March 31, 2016 000's

Annual shareholder return	Grant date	Expiry date	Award price
10%	December 16, 2014	December 16, 2020	305	725	2,900
10%	August 31, 2015	August 31, 2021	313	9,160	11,535
10%	May 30, 2016	May 30, 2022	294	6,925	—
10%	November 24, 2016	November 24, 2022	328	4,000	—
				20,810	14,435

The weighted average fair value of SARs granted during the 2017 and 2016 fiscal years was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.
The volatility was calculated using a mixture of the Company's historical data as well as the share data of comparable companies for grants made in all financial years preceding 2017 and the Company's historical share data for grants made in the current year.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The salient details of SARs granted during the 2017 fiscal year are provided in the table below:

	Total shareholder return	Total shareholder return

Grant date	November 24, 2016	May 30, 2016
Fair value (cents per share)	131.5	111.9
Award price (cents per share)	328	294
JSE share price on grant date (cents per share)	328	289
Expiry date	November 24, 2022	May 30, 2022
Performance conditions
– Total shareholder return of (%)	10.0	10.0
Remaining contractual life at March 31, 2017	5.65	5.17

Valuation assumptions and drivers
Volatility (%)	41.8	40.3
Anticipated forfeiture rate (%)	5.0	5.0
Anticipated dividend yield (%)	2.98	3.57
Annual risk-free interest rate (%)	8.20	8.74

The salient details of SARs granted during the 2016 fiscal year are provided in the table below:

Total shareholder return

Grant date	August 31, 2015
Fair value (cents per share)	108.1
Award price (cents per share)	313.0
JSE share price on grant date (cents per share)	319.0
Expiry date	August 31, 2021
Performance conditions
– Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2017	4.42

Valuation assumptions and drivers
Volatility (%)	31.7
Anticipated forfeiture rate (%)	5.0
Anticipated dividend yield (%)	3.0
Annual risk-free interest rate (%)	7.95
Refer to note 23 for the total expense recognized in fiscal year 2017 in respect of equity-settled instruments granted to employees and directors.

Notes to the consolidated financial statements

for the year ended March 31, 2017

Group executives held the following share options outstanding at March 31, 2017 (summarized by grant date):

	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s
S Joselowitz(1)	—	2,500	—	2,500
C Tasker(1)	2,000	2,000	1,500	5,500
G Pretorius	750	1,500	1,000	3,250
C Lewis	—	1,500	1,000	2,500
	2,750	7,500	3,500	13,750
Option strike price (cents per share)	154	246	411
JSE share price on grant date (cents per share)	160	300	411
Expiry date	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions
Share price of (Rand)	n/a	n/a	n/a
Minimum shareholder return of	10%	10%	10%
(1) Executive director at March 31, 2017.

Group executives held the following SARs outstanding at March 31, 2017 (summarized by grant date):

	August 31, 2015 000s	May 30, 2016 000s	November 24, 2016 000s	Total 000s
S Joselowitz(1)	1,000	1,000	—	2,000
C Tasker(1)	750	750	875	2,375
P Dell(2)	200	200	875	1,275
G Pretorius	500	500	875	1,875
C Lewis	500	500	875	1,875
	2,950	2,950	3,500	9,400

JSE share price on grant date (cents per share)	319	289	328
Expiry date	August 31, 2021	May 30, 2022	November 24, 2022
Performance conditions
Share price of (Rand)	n/a	n/a	n/a
Minimum shareholder return of	10%	10%	10%
(1) Executive director at March 31, 2017.
(2) Appointed as executive committee member with effect from February 1, 2017 and executive director with effect from February 9, 2017.
In respect of H Scott and R Botha who retired on May 31, 2015 and T Buzer who retired on March 31, 2014, the Board had resolved, as permitted by the share plan rules, that the options not exercised by these executives prior to the retirement date could be exercised upon vesting before the expiry date of the option.

No options were held by retired executives as at March 31, 2017.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The following share options were exercised by Group executives during the 2017 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

M Pydigadu(1)	May 30, 2016	600,000	June 4, 2010	112	10%	289
M Pydigadu(1)	November 07, 2016	750,000	November 07, 2012	246	10%	323
S Joselowitz	June 03, 2016	1,500,000	June 4, 2010	112	10%	301
B Horan(2)	June 07, 2016	250,000	January 3, 2012	154	10%	300
(1) Resigned as at 9 February 2017.
(2) Resigned as at 30 September 2016.

The following share options were exercised during the 2017 fiscal year by retired Group executives:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

R Botha	June 1, 2016	1,375,000	June 4, 2010	112	10%	308

Group executives held the following share options outstanding at March 31, 2016 (summarized by grant date):

	June 4, 2010 000s	June 4, 2010 000s	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s
S Joselowitz(1)	—	3,000	—	2,500	—	5,500
M Pydigadu(1)	600	500	—	1,000	1,500	3,600
C Tasker(1)	—	—	2,000	2,000	1,500	5,500
B Horan	—	—	500	1,500	1,000	3,000
G Pretorius	—	—	750	1,500	1,000	3,250
C Lewis	—	—	—	1,500	1,000	2,500
	600	3,500	3,250	10,000	6,000	23,350
Option strike price (cents per share)	112	112	154	246	411
JSE share price on grant date (cents per share)	104	104	160	300	411
Expiry date	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions
Share price of (Rand)	n/a	5	n/a	n/a	n/a
Minimum shareholder return of	5%	n/a	10%	10%	10%
(1) Executive director at March 31, 2016.

Notes to the consolidated financial statements

for the year ended March 31, 2017

Group executives held the following SARs outstanding at March 31, 2016 (summarized by grant date):

	August 31, 2015 000s	Total 000s
S Joselowitz(1)	1,000	1,000
M Pydigadu(1)	750	750
C Tasker(1)	750	750
B Horan	750	750
G Pretorius	500	500
C Lewis	500	500
	4,250	4,250

JSE share price on grant date (cents per share)	319
Expiry date	August 31, 2021
Performance conditions
Share price of (Rand)	n/a
Minimum shareholder return of	10%

The following share options were exercised by Group executives during the 2016 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

S Joselowitz(1)	March 5, 2016	1,500,000	June 4, 2010	112	5%	220
M Pydigadu(1)	February 23, 2016	500,000	June 4, 2010	112	5%	230
C Tasker(1)	March 9, 2016	1,500,000	June 4, 2010	112	5%	225
B Horan	December 9, 2015	250,000	January 3, 2012	154	10%	288
	December 9, 2015	125,000	June 4, 2010	112	5%	288
G Pretorius	March 8, 2016	125,000	June 4, 2010	112	5%	210
C Lewis	March 1, 2016	125,000	June 4, 2010	112	5%	224
(1) Executive director at March 31, 2016.
No SARs were exercised during fiscal year 2016.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The following options were held by retired Group executives at March 31, 2016:

	June 4, 2010 000s	June 4, 2010 000s	Total 000s
R Botha	1,375	—	1,375
H Scott	—	500	500
	1,375	500	1,875
Option strike price (cents per share)	112	112
JSE share price on grant date (cents per share)	104	104
Expiry date	June 4, 2016	June 4, 2016
Performance conditions
Share price of (Rand)	n/a	5
Minimum shareholder return of	5%	n/a

The following share options were exercised during 2016 by retired Group executives:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

H Scott	September 15, 2015	375,000	June 4, 2010	112	5%	310
T Buzer	November 10, 2015	375,000	June 4, 2010	112	5%	313

14.    Other reserves

	March 31, 2017 R’000	March 31, 2016 R’000

Opening balance	74,262	(21,894)
Foreign currency translation*	(80,879)	88,318
– Movement for the year – Gross	(80,820)	90,784
– Tax effect of movement	(59)	(2,466)
Share-based payments (notes 23 and 31.2)	2,247	7,838
Closing balance	(4,370)	74,262

Foreign currency translation*	102,802	183,681
Reserve on transaction with non-controlling interest**	(137,438)	(137,438)
Share-based payments	30,266	28,019
Closing balance	(4,370)	74,262

Notes to the consolidated financial statements

for the year ended March 31, 2017

* The foreign currency translation reserve mainly results from the translation of the Group's foreign subsidiaries for which it is considered probable that temporary differences will not reverse in the foreseeable future. Refer to note 18 for details about deferred taxes recognized for related temporary differences.

** During the fiscal year ended March 31, 2008, the Group acquired a non-controlling equity interest held by a minority shareholder in one of its subsidiaries in exchange for a share consideration. R137.9 million (2016: R137.9 million) of the reserve represents the difference between the consideration paid and the Group’s share in the net asset value of the subsidiary acquired which has been recorded in equity. The remainder of R0.5 million is related to the transaction described in note 20, with Edge Gestao Empresarial Ltda ("Edge") in 2015. Edge increased its non-controlling interest in MiX Telematics Servicos De Tlematria E Rastremento De Veiculos Do Brazil Limitada ("MiX Brazil") from 0.0025% to 5.0% in fiscal 2015. The reserve on transaction with non-controlling interests represented the transfer of Edge's share of the historical losses of MiX Brazil from distributable reserves to non-controlling interests.

15.    Borrowings

	March 31, 2017 R’000	March 31, 2016 R’000

Unsecured loan: Deferred consideration payable	—	1,103
	—	1,103
Short-term portion payable within 12 months	—	(1,103)
Long-term portion payable after 12 months	—	—

Movement for the year
Opening balance	1,103	2,503
Net payments made	(1,153)	(1,402)
Capitalized interest	50	2
Closing balance	—	1,103

The Group and its subsidiaries have unlimited borrowing capacity as specified in their respective Memorandums of Incorporation.

No new borrowings were raised by the Group during the 2017 and 2016 fiscal years.
The deferred consideration was settled in full during the 2017 fiscal year. The deferred consideration payable was unsecured, bore interest at the prime interest rate of 10.50% per annum during the 2017 fiscal year (2016: varied between 9.25% and 10.50%), and was repayable in monthly installments of R0.1 million. The deferred consideration paid during the 2017 fiscal year amounted to R1.2 million (2016: R1.4 million). The deferred consideration payable was denominated in South African Rand.

The Group did not default on any payments or breach any loan agreement term during the current or previous financial year.

	Interest rate	March 31, 2017 R’000	March 31, 2016 R’000

Undrawn borrowing facilities at floating rates include:
— Standard Bank Limited:
Overdraft	Prime less 1.2%	50,551	53,626
Vehicle and asset finance	Prime less 1.2%	8,500	8,500
— Nedbank Limited overdraft	Prime less 2%	10,000	10,000
		69,051	72,126

Notes to the consolidated financial statements

for the year ended March 31, 2017

The Standard Bank and Nedbank facilities have no fixed renewal date and are repayable on demand.
Included in the bank overdraft (note 12) is the following Standard Bank Limited facility which was secured by the following at March 31, 2017 and at March 31, 2016:
•cross suretyships between the following Group companies:
– MiX Telematics Africa Proprietary Limited;
– MiX Telematics International Proprietary Limited; and
– MiX Telematics Limited.

•	an unrestricted cession of book debts by the following entities:
– MiX Telematics Limited; and
– MiX Telematics International Proprietary Limited.
The facility from Nedbank Limited is unsecured.

16.    Trade and other payables

	March 31, 2017 R’000	March 31, 2016 R’000

Trade payables	79,892	70,231
Accruals	152,323	131,492
Revenue received in advance	62,990	64,446
Value added taxes	6,624	8,918
Other	7,281	7,560
	309,110	282,647

17.     Retirement benefits
It is the policy of the Group to provide retirement benefits to all its South African, United Kingdom, United States, Brazilian, Romanian and Australian employees. All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social (“RGPS”) and a private social contribution plan called Regime de Previdência Complementar (“RPC”), which is optional. In Romania there is a mandatory social security contribution paid to the state budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015). For the United States employees a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered. The full extent of the Group’s liability, in respect of the retirement benefits offered, is the contributions made, which are charged to the income statement as they are incurred. The total Group contribution to such schemes in 2017 was R29.4 million (2016: R27.1 million, 2015: R20.0 million) (note 23).

Notes to the consolidated financial statements

for the year ended March 31, 2017

18.    Deferred tax

	March 31, 2017 R’000	March 31, 2016 R’000

Deferred tax liabilities
Capital allowances for tax purposes	33,616	27,603
Intangible assets	49,807	39,088
Pre-payments	2,815	1,970
Deferred foreign currency gains	61,616	87,878
Other	1,106	1,268
Gross deferred tax liabilities	148,960	157,807
Set-off of deferred tax balances	(48,893)	(36,826)
Net deferred tax liabilities	100,067	120,981
Deferred tax assets
Revenue received in advance	14,304	13,166
Capital allowances for tax purposes	22,107	25,609
Provisions, accruals and lease straight-lining	28,731	25,617
Assessable losses	10,736	1,043
Deferred foreign currency losses	—	487
Other	1,145	909
Gross deferred tax assets	77,023	66,831
Set-off of deferred tax balances	(48,893)	(36,826)
Net deferred tax assets	28,130	30,005
Net deferred tax liability	(71,937)	(90,976)

The gross movement in net deferred tax assets/(liabilities) is as follows:
Beginning of the year	(90,976)	(39,818)
Foreign currency translations	(878)	683
Charge to equity (note 14)	(59)	(2,466)
Income statement charge (note 28)	19,976	(49,375)
End of the year	(71,937)	(90,976)

Deferred foreign currency gains
Deferred foreign currency gains comprises of taxable temporary differences arising on investments in subsidiaries in respect of which deferred tax has been recognized.

Recognition of deferred tax
Deferred tax at year-end has been recognized using the following corporate tax rates:

•	South Africa 28% (2016: 28%)

•	Australia 30% (2016: 30%)

•	Brazil 34% (2016: 34%)

•	Romania 16% (2016: 16%)

•	Thailand 20% (2016: 20%)

•	Uganda 30% (2016: 30%)

Notes to the consolidated financial statements

for the year ended March 31, 2017

•	United Arab Emirates 0% (2016: 0%)

•	United Kingdom 19% (2016: 20%)

•	United States of America 34% (2016: 34%)

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of R34.3 million (2016: R47.3 million) in respect of losses amounting to R133.8 million (2016: R194.3 million) at year-end. During fiscal 2017 the Group raised a deferred tax asset of R5.3 million in respect of a portion of the tax losses available in the Europe segment. These tax losses were incurred in prior years. Since fiscal 2015, the entity started returning to profitability resulting in a re-assessment of its ability to utilize the tax losses and the recognition of a deferred tax asset for a portion thereof.
The movement in deferred tax assets and liabilities during the year, prior to taking into account the offsetting of deferred tax balances within the same tax jurisdiction, is as follows:

	March 31, 2016	Charged/ (credited) to the income statement (note 28)	Charged/ (credited) directly to equity (note 14)	Foreign currency translation differences	March 31, 2017
	R’000	R’000	R’000	R’000	R’000

Deferred tax liabilities
Capital allowances for tax purposes	27,603	6,013	—	—	33,616
Intangible assets	39,088	10,721	—	(2)	49,807
Pre-payments	1,970	845	—	—	2,815
Deferred foreign currency gains	87,878	(25,834)	(428)	—	61,616
Other	1,268	(163)	—	1	1,106
	157,807	(8,418)	(428)	(1)	148,960

Deferred tax assets
Revenue received in advance	(13,166)	(1,138)	—	—	(14,304)
Capital allowances for tax purposes	(25,609)	3,478	—	24	(22,107)
Provisions, accruals and lease straight-lining	(25,617)	(3,495)	—	381	(28,731)
Assessable losses	(1,043)	(10,178)	—	485	(10,736)
Deferred foreign currency losses	(487)	—	487	—	—
Other	(909)	(225)	—	(11)	(1,145)
	(66,831)	(11,558)	487	879	(77,023)

Notes to the consolidated financial statements

for the year ended March 31, 2017

The movement in deferred tax assets and liabilities during the prior year, prior to taking into account the offsetting of deferred tax balances within the same tax jurisdiction, is as follows:

	March 31, 2015	Charged/ (credited) to the income statement (note 28)	Charged/ (credited) directly to equity (note 14)	Foreign currency translation differences	March 31, 2016
	R’000	R’000	R’000	R’000	R’000
Deferred tax liabilities
Capital allowances for tax purposes	14,527	13,076	—	—	27,603
Intangible assets	32,227	6,858	—	3	39,088
Pre-payments	958	1,012	—	—	1,970
Deferred foreign currency gains	38,426	49,442	10	—	87,878
Other	4,826	(3,558)	—	—	1,268
	90,964	66,830	10	3	157,807
Deferred tax assets
Revenue received in advance	(11,171)	(1,995)	—	—	(13,166)
Capital allowances for tax purposes	(14,071)	(11,531)	—	(7)	(25,609)
Provisions, accruals and lease straight-lining	(18,921)	(5,985)	—	(711)	(25,617)
Assessable losses	(955)	(88)	—	—	(1,043)
Deferred foreign currency losses	(2,943)	—	2,456	—	(487)
Other	(3,085)	2,144	—	32	(909)
	(51,146)	(17,455)	2,456	(686)	(66,831)

19.    Provisions

	March 31, 2017 R’000	March 31, 2016 R’000

Product warranties
Beginning of the year	16,564	13,500
Income statement charge	1,797	7,188
Utilized	(5,476)	(5,536)
Foreign currency translation differences	(1,347)	1,412
End of the year	11,538	16,564
Non-current portion	—	—
Current portion	11,538	16,564

The Group provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims.

Notes to the consolidated financial statements

for the year ended March 31, 2017

	March 31, 2017 R’000	March 31, 2016 R’000

Maintenance provision
Beginning of the year	4,413	7,695
Income statement charge	15,182	11,804
Utilized	(15,944)	(15,431)
Foreign currency translation differences	(140)	345
End of the year	3,511	4,413
Non-current portion	(409)	(1,702)
Current portion	3,102	2,711

The Group provides for maintenance required related to ongoing contracts when the obligation to repair occurs. Management estimates the related provision for maintenance costs per unit based on the estimated costs expected to be incurred to repair the respective units.

	March 31, 2017 R’000	March 31, 2016 R’000

Decommissioning provision
Beginning of the year	1,812	1,525
Foreign currency translation differences	(388)	287
End of the year	1,424	1,812
Non-current portion	(1,424)	(1,812)
Current portion	—	—

The Group provides for the anticipated present value of costs associated with the restoration of leasehold property to its condition at inception of the lease, including the removal of items included in plant and equipment that is erected on leased land. The final cash outflow of these costs is not expected to occur in the next 12 months.

	March 31, 2017 R’000	March 31, 2016 R’000

Restructuring provision
Beginning of the year	523	4,525
Income statement charge/(reversal) (note 23)	14,561	(333)
Utilized	(2,834)	(3,702)
Foreign currency translation differences	(785)	33
End of the year	11,465	523
Non-current portion	—	—
Current portion	11,465	523

Notes to the consolidated financial statements

for the year ended March 31, 2017

Restructuring costs
2017
During March 2017, restructuring plans were implemented by the Europe and Middle East and Australasia segments. The total cost of the restructuring plans is expected to approximate R15.0 million. These costs consist of estimated staff costs in respect of affected employees. By March 31, 2017, R2.7 million of the expected restructuring costs had been incurred and the remaining provision of R11.5 million is expected to be fully utilized over the next 12 months.
In respect of a restructuring plan implemented during the 2015 fiscal year, the Africa segment incurred R0.1 million in respect of lease termination costs and reversed the remaining balance of R0.4 million of the restructuring provision during the current financial year.
2016
During October 2015, the Brazil segment implemented a restructuring plan. The total cost of the restructuring was approximately R0.5 million, with all of it being utilized during fiscal 2016.
The opening balance of the provision relates to the 2015 restructuring plans in the Africa and the Middle East and Australasia segments, R2.3 million in staff restructuring costs and R0.9 million in respect of lease termination costs were utilized in fiscal 2016 in respect of the provision previously raised. The Africa segment reversed R0.9 million of the restructuring provision primarily as a result of certain premises being sublet. The remaining provision of R0.5 million at March 31, 2016 related to lease termination costs in the Africa segment.

	March 31, 2017 R’000		March 31, 2016 R’000

Other provisions
Beginning of the year	11,261		—
Income statement charge	281		11,072
Utilized	(8,600)		—
Foreign currency translation differences	(269)		189
End of the year	2,673		11,261
Non-current portion	—		—
Current portion	2,673	—	11,261

Other provisions
At March 31, 2016, the Group was involved in a supplier dispute and certain taxation matters specific to the respective jurisdictions in which the Group operates. During fiscal 2017, R8.6 million was paid in full settlement of the supplier obligations provided for in fiscal 2016. The remaining provision relates to taxation matters which may not be resolved in a manner that is favorable to the Group. The Group has raised provisions in respect of these matters based on estimates and the probability of an outflow of economic benefits and this should not be construed as an admission of legal liability.

Notes to the consolidated financial statements

for the year ended March 31, 2017

	March 31, 2017 R’000	March 31, 2016 R’000

Total provisions
Product warranties	11,538	16,564
Maintenance provision	3,511	4,413
Decommissioning provision	1,424	1,812
Restructuring provision	11,465	523
Other provisions	2,673	11,261
Total provision	30,611	34,573
Non-current portion	(1,833)	(3,514)
Current provision	28,778	31,059

20.    Share-based payment liability

	March 31, 2017 R’000	March 31, 2016 R’000

Movement in share-based payment liability for the year
Opening balance	—	1,950
Share-based payment expense recognized/(reversed) during the year	1,064	(2,018)
Payment made in settlement of the share-based payment liability	(1,064)	—
Foreign currency translation differences	—	68
Closing balance	—	—

MiX Fleet Support Trust

The cash-settled share-based payment expense incurred in 2017 is in respect of the sale of the MiX Telematics Fleet Support Trust's 51% interest in MiX Telematics Fleet Support Services Proprietary Limited to MiX Telematics Africa Proprietary Limited. The proceeds from this transaction were distributed to certain employees who are beneficiaries of the trust. The Group has no further obligations in respect of this transaction.

MiX Brazil

In June 2014, the Group entered into an agreement with Edge, whereby Edge was granted a 5% holding in the equity interest of MiX Brazil. Prior to this agreement Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian-based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. As part of the quotaholders agreement, Edge has an option to transfer its interest in MiX Brazil back to the Group at fair value.

The agreement with Edge represented a cash-settled share-based payment. The award was fully vested on grant date and a share-based payment expense of R2.4 million (note 23) relating to this agreement was recognized in the income statement in the 2015 fiscal year. The amount expensed in fiscal 2015 represented the fair value of the award that was issued.
In the 2016 and 2017 fiscal years the share-based payment liability was valued using discounted cash flow analysis. The fair value is determined by the use of cash flow projections based on approved budgets covering a five-year period. These cash flows are based on the current market conditions and near-term expectations. On a stand alone basis at the end of fiscal 2017 and 2016, the cash flow projections including debt revealed that the liability was unlikely to result in a cash outflow for the Group and as such its carrying amount is zero. See disclosures in note 6 for further information on the impairment of the Brazil CGU.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The key assumptions used in the discounted cash flow analysis were:

	March 31, 2017 R’000	March 31, 2016 R’000

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	21.0	26.5
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	4.5	5.0

21.    Revenue

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Subscription revenue	1,239,914	1,158,229	998,335
Hardware sales	222,315	221,306	298,680
Other	77,829	85,486	92,365
	1,540,058	1,465,021	1,389,380

22.    Other income/(expenses) — net

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Insurance reimbursement (notes 5 and 29)	—	—	3,237
Loss on disposal of property, plant and equipment and intangible assets (note 31.2)	(262)	(208)	(456)
Other	688	1,452	1,014
	426	1,244	3,795

Notes to the consolidated financial statements

for the year ended March 31, 2017

23.    Operating profit

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Operating profit is stated after accounting for the following charges:
Amortization (notes 7 and 31.2)	44,734	47,586	46,294
Depreciation (notes 6 and 31.2)	98,508	75,037	61,099
Impairment of intangible assets (notes 7 and 31.2)	3,166	2,871	456
(Reversal of impairment)/impairment of property, plant and equipment (notes 6 and 31.2)	(791)	1,905	1,190
Operating lease charges — premises and equipment	24,690	23,536	20,664
Restructuring costs (note 19)	14,561	(333)	11,267
Write-down of inventory to net realizable value (notes 9 and 31.2)	9,967	5,317	3,164
Research expenditure	2,398	1,540	1,310
Net litigation costs	—	—	7,937
Transaction costs arising from investigating strategic alternatives	—	5,037	—
Transaction costs arising from the acquisition of a business	—	—	93
Professional fees	22,358	24,940	25,199
Staff costs	587,474	573,165	507,634
– Salaries, wages and other costs	554,793	540,227	480,075
– Pension costs (note 17)	29,370	27,118	19,981
– Equity-settled share-based payments (notes 14 and 31.2)	2,247	7,838	5,220
– Cash-settled share-based payments (note 20)	1,064	(2,018)	2,358

Number of employees at the end of the year	1,056	1,089	1,056

Investigating strategic alternatives
During the 2016 fiscal year, the Board of Directors entered into a process of investigating strategic alternatives relating to the Group. This extensive review, conducted with guidance from external advisers, included the optimization of capital structures and an evaluation of various ownership options.

Net litigation costs
On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the US District Court, District of Utah, Central Division, against the Group's wholly owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom the Group hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with a contract. The claims against Mr. Kinford included breach of non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas discussed below.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America (“Texas Lawsuit”). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford’s employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.

On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.

On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice,

Notes to the consolidated financial statements

for the year ended March 31, 2017

in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement, net of insurance proceeds, had been paid in full by the end of the 2015 fiscal year.

24.    Finance income

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Current accounts and short-term bank deposits	14,052	7,292	8,594
Finance lease receivable income	20	267	611
Other	520	567	175
	14,592	8,126	9,380

Net foreign exchange gains	1,476	144,038	73,525

	16,068	152,164	82,905

25.    Finance costs

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Overdraft	(2,259)	(1,490)	(1,746)
Impact of discounting related to the fiscal 2017 share repurchase transaction (note 13)	(3,222)	—	—
Other long-term loans	(50)	(186)	(345)
Other	(146)	(161)	(36)

	(5,677)	(1,837)	(2,127)

26.    Auditors’ remuneration

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Auditors’ remuneration	8,821	7,426	7,843

Notes to the consolidated financial statements

for the year ended March 31, 2017

27.    Directors’ and executive committee emoluments

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000		Retirement fund R’000	Performance bonuses(1) R’000	12 months R’000

2017
Non-executive directors
R Bruyns	794	—	—		—	—	794
C Ewing	570	—	—		—	—	570
R Frew(2)	566	—	—		—	—	566
E Banda	470	—	—		—	—	470
A Welton	650	—	—		—	—	650
M Lamberti(2), (3)	115	—	—		—	—	115
I Jacobs(4)	277	—	—		—	—	277
G Nakos(5)	—	—	—		—	—	—
	3,442	—	—		—	—	3,442
Value added tax(2)	95						95
Executive committee(6)
S Joselowitz(7)	—	7,219	—		—	3,404	10,623
M Pydigadu(8)	—	2,101	98		80	1,206	3,485
C Tasker(7)	—	3,612	178		256	1,511	5,557
B Horan(9)	—	1,215	63		47	1,456	2,781
P Dell(10)	—	275	14		11	—	300
G Pretorius	—	2,096	129		335	1,147	3,707
C Lewis	—	2,328	—		144	1,099	3,571
	3,537	18,846	482		873	9,823	33,561

2016
Non-executive directors
R Bruyns	910	—	—		—	—	910
C Ewing	538	—	—		—	—	538
R Frew(2)	387	—	—		—	—	387
E Banda	442	—	—		—	—	442
A Welton	604	—	—		—	—	604
M Lamberti(2), (3)	286	—	—		—	—	286
M Akoojee(11)	—	—	—		—	—	—
G Nakos(5)	—	—	—		—	—	—
	3,167	—	—		—	—	3,167
Value added tax(2)	94						94
Executive committee(6)
S Joselowitz(7)	—	7,006	—		—	3,806	10,812
R Botha(12)	—	390	1,979	(13)	15	728	3,112
M Pydigadu(8)	—	2,304	109		87	1,299	3,799
H Scott(12)	—	586	100	(14)	—	1,054	1,740
C Tasker(7)	—	3,288	45		264	1,691	5,288
B Horan(9)	—	2,292	118		90	1,365	3,865
G Pretorius	—	1,906	118		308	1,120	3,452
C Lewis	—	2,026	52		180	1,446	3,704
	3,261	19,798	2,521		944	12,509	39,033

Notes to the consolidated financial statements

for the year ended March 31, 2017

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses(1) R’000	12 months R’000

2015
Non-executive directors
R Bruyns	858	—	—	—	—	858
H Brody(2), (15)	161	—	—	—	—	161
C Ewing(2)	500	—	—	—	—	500
R Frew(2)	365	—	—	—	—	365
E Banda(2)	410	—	—	—	—	410
F Roji(2), (16)	29	—	—	—	—	29
A Welton	550	—	—	—	—	550
M Lamberti(2), (3)	99	—	—	—	—	99
M Akoojee(11)	—	—	—	—	—	—
	2,972	—	—	—	—	2,972
Value added tax(2)	86	—	—	—	—	86

Executive committee(6)
S Joselowitz(7)	—	5,532	—	—	2,573	8,105
R Botha(12)	—	2,328	10	89	643	3,070
M Pydigadu(8)	—	2,117	110	83	1,082	3,392
H Scott(12)	—	2,821	—	—	1,411	4,232
C Tasker(7)	—	3,155	44	255	1,416	4,870
B Horan(9)	—	2,004	117	79	1,330	3,530
G Pretorius	—	1,910	114	182	1,360	3,566
C Lewis	—	1,909	46	174	917	3,046
	3,058	21,776	441	862	10,732	36,869

(1)	Performance bonuses are based on actual amounts paid during the fiscal year.

(2)	Value added tax (“VAT”) included as part of certain invoices received. Directors’ fees shown exclude VAT.

(3)	Appointed to the Board with effect from November 19, 2014, resigned from the Board with effect from August 18, 2016.

(4)	Appointed to the Board with effect from June 1, 2016.

(5)	Appointed as alternate director to Mark Lamberti with effect from November 4, 2015. Subsequently resigned as alternate director to Mark Lamberti with effect from August 18, 2016.

(6)	All prescribed officers of the Company are included as part of the executive committee.

(7)	Executive director as at March 31, 2017, March 31, 2016 and March 31, 2015.

(8)	Resigned from the Board with effect from February 9, 2017.

(9)	Resigned with effect from September 30, 2016.

(10)	Appointed as Group executive committee member from February 1, 2017 and to the Board with effect from February 9, 2017.

(11)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014. Subsequently resigned as alternate director to Mark Lamberti with effect from November 4, 2015.

(12)
Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member. Subsequently retired from the Group executive committee on May 31, 2015. Refer to note 13 for further details of share options held and exercised by these retired executives.

(13)	Other benefits paid to R Botha include notice pay, severance pay and gratuity payments made as compensation for loss of office.

(14)	Other benefits paid to H Scott comprise gratuity payments made upon retirement.
(15) Resigned as a non-executive director from the Board with effect from November 5, 2014.
(16)Resigned as a non-executive director from the Board and appointed as alternate director to Hubert Brody with effect from May 13, 2013. Subsequently resigned as alternate director to Hubert Brody with effect from November 5, 2014.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The remaining related party transactions are set out in note 32.

28.    Taxation

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Major components of taxation expense
Normal taxation	(46,788)	(57,545)	(51,519)
– Current	(43,434)	(53,626)	(50,946)
– Over-provision prior years	589	175	17
– Foreign tax paid	(3,711)	(3,768)	—
– Withholding tax	(232)	(326)	(590)
Deferred taxation (note 18)	19,976	(49,375)	(30,104)
– Current year	20,748	(49,365)	(27,980)
– Under-provision prior years	(772)	(10)	(2,124)

	(26,812)	(106,920)	(81,623)

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000	After tax R’000

2017
Exchange differences on translating foreign operations	(80,870)	(59)	(80,929)
	(80,870)	(59)	(80,929)

	Before tax R’000	Tax impact R’000	After tax R’000

2016
Exchange differences on translating foreign operations	90,665	(2,466)	88,199
	90,665	(2,466)	88,199

	Before tax R’000	Tax impact R’000	After tax R’000

2015
Exchange differences on translating foreign operations	27,953	3,010	30,963
	27,953	3,010	30,963

Notes to the consolidated financial statements

for the year ended March 31, 2017

Tax rate reconciliation
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

		March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000
Profit before taxation		148,253	289,411	230,639
Tax at the applicable tax rate of 28%		41,511	81,035	64,579
Tax effect of:		(14,699)	25,885	17,044
– Income not subject to tax		—	(398)	(313)
– Expenses not deductible for tax purposes(1)		7,409	6,869	5,851
– (Non-deductible)/non-taxable foreign exchange movements(2)	`	(15,884)	9,376	3,042
– Withholding tax		232	326	590
– Utilization of prior year assessed losses		(1,461)	—	—
– Foreign tax paid(3)		3,711	3,768	—
– Tax rate differential		1,281	(6,551)	(5,225)
– Deferred tax not recognized on assessed losses		4,049	12,833	10,281
– Deferred tax asset previously not recognized		(5,342)	(531)	—
– Under/(over)-provision prior years		183	(165)	2,107
– Tax incentives in addition to incurred cost(4)		(10,387)	—	—
– Imputation of controlled foreign company income		1,453	358	489
– Other		57	—	222
		26,812	106,920	81,623

(1)	These non-deductible expenses consist primarily of items of a capital nature and costs attributable to exempt income.

(2)	The (non-taxable)/non-deductible foreign exchange movements arise as a result of the Group’s internal loan structures.

(3)	The foreign tax paid relates primarily to withholding taxes on revenue earned in jurisdictions where the Group does not have a legal entity.

(4)	The tax incentives relate mainly to the section 11D allowance detailed below.

The Group’s weighted average tax rate is 18.1% (2016: 36.9%, 2015: 35.4%).

Section 11D allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure relating to certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International through due legal process, had formally requested a

Notes to the consolidated financial statements

for the year ended March 31, 2017

review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R18.2 million in respect of S11D deductions, of which R9.7 million was recognized in the current financial year. R15.4 million relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million raised at March 31, 2017.

The taxation receivable includes amounts due of R14.9 million in respect of S11D tax incentives at March 31, 2017 (2016: R8.5 million).

During fiscal year 2017, an out of period adjustment which is not considered material to the prior year financial statements of R4.0 million was made to increase the taxation receivable and decrease the tax expense to reflect the impact of approvals related to S11D received from the DST relating to fiscal year 2016. These approvals were obtained after March 31, 2016.
29.    Earnings per share

Basic
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Profit attributable to owners of the parent	121,458	182,989	149,622
Weighted average number of ordinary shares in issue (000s)	629,626	775,139	789,316
Basic earnings per share (R)	0.19	0.24	0.19

Diluted
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year. Share options and share appreciation rights granted to employees under the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), as disclosed in note 13, are considered to be potential ordinary shares. They have been included in the determination of diluted earnings per share if the required target share price or annual shareholder return hurdles (as applicable) would have been met based on the Company's performance up to the reporting date, and to the extent to which they are dilutive. Details relating to the share options and share appreciation rights are set out in note 13.
Share appreciation rights were issued for the first time during the 2015 fiscal year and there were no potentially dilutive share appreciation rights at March 31, 2017, March 31, 2016 and March 31, 2015.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Diluted profit attributable to owners of the parent	121,458	182,989	149,622

Weighted average number of ordinary shares in issue (000s)	629,626	775,139	789,316
Adjusted for: potentially dilutive effect of share options	2,193	8,275	15,069
Diluted weighted average number of ordinary shares in issue (000s)	631,819	783,414	804,385
Diluted earnings per share (R)	0.19	0.23	0.19

Notes to the consolidated financial statements

for the year ended March 31, 2017

Adjusted earnings per share
Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the year.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Reconciliation of adjusted earnings
Profit attributable to owners of the parent	121,458	182,989	149,622
Net foreign exchange gains	(1,476)	(144,038)	(73,525)
Income tax effect on the above component	(15,307)	48,647	25,873
Adjusted earnings attributable to owners of the parent	104,675	87,598	101,970

Basic
Basic adjusted earnings per share is calculated by dividing the adjusted earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Adjusted earnings attributable to owners of the parent	104,675	87,598	101,970
Weighted average number of ordinary shares in issue (000s)	629,626	775,139	789,316
Basic adjusted earnings per share (R)	0.17	0.11	0.13

Diluted
Adjusted diluted earnings per share is calculated by dividing the diluted adjusted earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Diluted adjusted earnings attributable to owners of the parent	104,675	87,598	101,970
Diluted adjusted weighted average number of ordinary shares in issue (000s)	631,819	783,414	804,385
Diluted adjusted earnings per share (R)	0.17	0.11	0.13

Headline earnings per share
Headline earnings per share is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to certain separately identifiable remeasurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Notes to the consolidated financial statements

for the year ended March 31, 2017

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Reconciliation of headline earnings
Profit attributable to owners of the parent	121,458	182,989	149,622
Loss on disposal of property, plant and equipment and intangible assets (note 31.2)	262	208	456
Impairment of intangible assets (notes 5, 7 and 31.2)	3,166	2,871	456
(Reversal of impairment)/impairment of property, plant and equipment (notes 5, 6 and 31.2)	(791)	1,905	1,190
Insurance proceeds on impairment of helicopter asset (note 22)	—	—	(3,237)
Non-controlling interest effects of adjustments	8	(244)	—
Income tax effect on the above components	(661)	2	324
Headline earnings attributable to owners of the parent	123,442	187,731	148,811

Basic
Basic headline earnings per share is calculated by dividing the headline earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Headline earnings attributable to owners of the parent	123,442	187,731	148,811
Weighted average number of ordinary shares in issue (000s)	629,626	775,139	789,316
Basic headline earnings per share (R)	0.20	0.24	0.19

Diluted
Diluted headline earnings per share is calculated by dividing the diluted headline earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Diluted headline earnings attributable to owners of the parent	123,442	187,731	148,811
Diluted weighted average number of ordinary shares in issue (000s)	631,819	783,414	804,385
Diluted headline earnings per share (R)	0.20	0.24	0.18

30.    Dividends

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Dividends declared	53,026	107,254	—

During fiscal 2016 the Board decided to reintroduce the Company’s policy of paying regular dividends. Dividend payments are currently considered on a quarter-by-quarter basis.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The following dividends were declared by the Company in fiscal 2017 (excluding dividends paid on treasury shares):

•
In respect of the fourth quarter of the 2016 fiscal year, a dividend of R15.2 million was declared on May 24, 2016 and paid on June 20, 2016. Using shares in issue of 761,337,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the first quarter of fiscal year 2017 which ended on June 30, 2016 a dividend of R15.3 million was declared on August 4, 2016 and paid on August 29, 2016. Using shares in issue of 763,087,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the second quarter of fiscal year 2017 which ended on September 30, 2016 a dividend of R11.3 million was declared on November 3, 2016 and paid on November 28, 2016. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the third quarter of fiscal year 2017 which ended on December 31, 2016 a dividend of R11.2 million was declared on February 2, 2017 and paid on February 27, 2017. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

The following dividends were declared by the Company in fiscal 2016:

•
In respect of the 2015 fiscal year, a dividend of R61.5 million was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 8 cents per share.

•
In respect of the first quarter of fiscal year 2016 which ended on June 30, 2015, a dividend of R15.4 million was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the second quarter of fiscal year 2016 which ended on September 30, 2015, a dividend of R15.3 million was declared on November 5, 2015 and paid on November 30, 2015. Using shares in issue of 764,140,181 (excluding 30,334,819 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the third quarter of fiscal year 2016 which ended on December 31, 2015, a dividend of R15.1 million was declared on February 4, 2016 and paid on February 29, 2016. Using shares in issue of 755,137,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

Notes to the consolidated financial statements

for the year ended March 31, 2017

31.    Cash flow statement
31.1    The following convention applies to figures other than adjustments:
Outflows of cash are represented by figures in brackets. Inflows of cash are represented by figures without brackets.
31.2    Reconciliation of profit for the year before taxation to cash generated from operations:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Profit before income taxation	148,253	289,411	230,639
Adjustments	197,023	33,779	88,742
– Loss on disposal of property, plant and equipment and intangible assets (note 22)	262	208	456
– Depreciation (notes 6 and 23)	98,508	75,037	61,099
– Amortization (notes 7 and 23)	44,734	47,586	46,294
– Impairment of intangible assets (notes 7 and 23)	3,166	2,871	456
– (Reversal of impairment)/impairment of property, plant and equipment (notes 6 and 23)	(791)	1,905	1,190
– Finance income (note 24)	(14,592)	(8,126)	(9,380)
– Finance costs (note 25)	5,677	1,837	2,127
– Equity-settled share-based payments (notes 14 and 23)	2,247	7,838	5,220
– Cash-settled share-based payments (notes 20 and 23)	—	(2,018)	2,358
– Foreign exchange gains (note 24)	(1,476)	(144,038)	(81,449)
– Impairment of receivables (note 10)	17,713	14,735	16,282
– Write-down of inventory to net realizable value (notes 9 and 23)	9,967	5,317	3,164
– Increase in provisions	31,821	29,731	40,904
– Lease straight-line adjustment	(213)	(174)	21
– Finance lease fair value adjustment	—	1,070	—
Cash generated from operations before working capital changes	345,276	323,190	319,381

Changes in working capital	31,839	(29,382)	(57,427)
– Decrease/(increase) in inventories	28,073	(30,872)	(1,969)
– Decrease/(increase) in trade and other receivables	17,404	(46,297)	(43,231)
– Decrease in finance lease receivable	1,009	4,655	7,331
– Increase/(decrease) in trade and other payables	21,993	46,712	(1,575)
– Decrease in provisions	(32,854)	(24,669)	(35,582)
– Foreign currency translation differences on working capital	(3,786)	21,089	17,599

Cash generated from operations	377,115	293,808	261,954

Notes to the consolidated financial statements

for the year ended March 31, 2017

32.    Related party transactions
Directors’ and executive committee members’ interest
The list of directors and executive committee members and their beneficial interests declared in the Company’s share capital at year-end held directly, indirectly and by associates were as follows:

	March 31, 2017			March 31, 2016
	Direct 000s	Indirect 000s	Associate 000s	Direct 000s	Indirect 000s	Associate 000s

Non-executive
R Bruyns	—	3,697	—	—	3,697	—
C Ewing	—	—	—	—	—	—
R Frew	—	63,848	70,261	—	63,848	70,261
A Welton	—	—	235	—	—	235
E Banda	—	—	—	—	—	—
M Lamberti(1)	—	—	—	—	—	—
M Akoojee(2)	—	—	—	—	—	—
G Nakos(3)	—	—	—	—	—	—
I Jacobs(4)	191	—	14,281	—	—	—

Executive
S Joselowitz	26,342	—	—	25,792	—	—
M Pydigadu(5)	—	—	—	250	—	—
C Tasker(6)	900	—	2,428	—	3,328	—
P Dell(7)	1	—	—	—	—	—
G Pretorius	35	—	—	35	—	—
B Horan(8)	—	—	—	397	—	78
C Lewis	1,525	—	—	1,525	—	—
	28,994	67,545	87,205	27,999	70,873	70,574

(1)	Appointed to the Board with effect from November 19, 2014. Subsequently resigned from the board with effect from August 18, 2016.

(2)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014. Subsequently resigned as an alternate director to Mark Lamberti with effect from November 4, 2015.

(3)	Appointed as alternate director to Mark Lamberti with effect from November 4, 2015. Subsequently resigned as an alternate director to Mark Lamberti with effect from August 18, 2016.

(4)	Appointed to the Board with effect from June 1, 2016.

(5)	Resigned from the board with effect from February 9, 2017.

(6)
As at March 31, 2016, 489,834 of the shares indirectly owned were held in MiX Telematics Limited’s brokerage account, as the shares issued in relation to options exercised had not as yet been transferred.

(7)	Appointed as Group executive committee member from February 1, 2017 and to the Board with effect from February 9, 2017.

(8)	Resigned from the Group executive committee with effect from September 30, 2016.

Notes to the consolidated financial statements

for the year ended March 31, 2017

 Interests in contracts
During the year under review, the following were disclosed as contractual arrangements that existed between the Group and parties outside of the Group, in which certain of the directors and executive committee members had interests:

Name of director	Related party	Nature of relationship with the Group

R Frew	TPF Investments Proprietary Limited	Lease agreement: Midrand office
R Frew	Masalini Capital Proprietary Limited	Provides directors’ services
M Lamberti(1)	Imperial Group Limited(2)	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
G Nakos(3)	Imperial Group Limited(2)	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services

(1)	Resigned from the board of directors with effect from August 18, 2016.

(2)	Related party until August 1, 2016. See "Fiscal 2017 specific share repurchase from related party" in note 13 for additional information.

(3)	Appointed as alternate director to Mark Lamberti with effect from November 3, 2015. Subsequently resigned as alternate director to Mark Lamberti with effect from August 18, 2016.

A list of subsidiaries has been included in note 39.

Transactions with related parties and balances outstanding at year-end are as follows (excluding key management personnel emoluments):

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Sales of goods and services	22,263	78,564	70,721
– Imperial Group Limited*	22,263	78,564	70,721
Purchases of goods and services	11,206	35,595	30,263
– Masalini Capital Proprietary Limited	—	—	10
– Thynk Capital Proprietary Limited**	—	—	14
– TPF Investments Proprietary Limited***	5,277	7,148	6,123
– Imperial Group Limited*	5,929	28,447	24,116
Corporate and social investment	—	257	179
– Heartbeat centre for community development****	—	257	179
Year-end balance of receivables (included in trade and other receivables – note 10)	—	11,144	7,417
– Imperial Group Limited*	—	11,144	7,417
Year-end balance of payables (included in trade and other payables – note 16)	—	3,209	102
– TPF Investments Proprietary Limited***	—	—	40
– Imperial Group Limited*	—	842	62
– C Tasker*****	—	2,367	—

*	Related party until August 1, 2016. See "Fiscal 2017 specific share repurchase" in note 13 for additional information.

**	Thynk Capital Proprietary Limited was a related party in fiscal 2015 due to being related to R Frew

***	Previously known as Thynk Property Fund Proprietary Limited

****	Related party transactions up to May 31, 2015, when R Botha retired from the Group executive committee, have been disclosed.

Notes to the consolidated financial statements

for the year ended March 31, 2017

***** Cash held by MiX Telematics Limited to be paid to C Tasker, a participant of the TeliMatrix Group Executive Incentive Scheme in respect of share options exercised.

Refer to note 27 for key management personnel emoluments disclosure. Key management personnel include executive committee members.
The related parties included above are related to the Group due to certain shares in these entities being held by executive or non-executive directors of the Company or due to common directorships held.
There were no receivables from related parties at March 31, 2017. The receivables from related parties historically arose from sales transactions and are unsecured and bear no interest. At March 31, 2016, the provision held against receivables from related parties amounted to R1.0 million.

There were no payables to related parties at March 31, 2017. The payable in respect of C Tasker in fiscal 2016 is described above. The remaining payables in fiscal 2016 and fiscal 2015 to related parties arise mainly from purchase transactions and bear no interest.
33.    Contingencies
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R48.4 million (2016: R53.0 million). No loss is considered probable under this arrangement.

34.    Commitments
Capital commitments
At March 31, the Group had approved, but not yet contracted, capital commitments for:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Property, plant and equipment	—	—	241
Intangible assets	58,036	63,670	31,739
	58,036	63,670	31,980

 At March 31, the Group had approved and contracted capital commitments for:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Property, plant and equipment	50,074	22,471	14,621
Intangible assets	24,726	33,234	17,574
	74,800	55,705	32,195

Capital commitments will be funded out of a mixture of working capital and cash and cash equivalents.
Operating leases
The Group leases various offices under operating lease agreements. The leases have various terms and escalation clauses and renewal rights.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The future minimum lease payments in respect of land and buildings under non-cancellable operating leases are as follows:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Land and buildings
Within one year	15,201	19,896	14,820
One to five years	20,354	9,767	13,042
	35,555	29,663	27,862

The Group leases various office equipment and vehicles under non-cancellable operating lease agreements. The lease terms are between one and five years with annual escalations between zero and 10% per annum. The Group is required to give up to three months’ notice for the termination of these agreements.
The future minimum lease payments of office equipment and vehicles under non-cancellable operating leases are as follows:

	March 31, 2017 R’000	March 31, 2016 R’000	March 31, 2015 R’000

Office equipment
Within one year	853	874	677
One to five years	495	1,032	1,375
	1,348	1,906	2,052

Vehicles
Within one year	1,507	836	1,211
One to five years	1,626	167	843
	3,133	1,003	2,054

The lease expenditure charged to the income statement during the year is disclosed in note 23.

35.    Events after the reporting period

Other than the items below, the directors are not aware of any matter material or otherwise arising since March 31, 2017 and up to the date of this report, not otherwise dealt with herein.
Share Buy Back
Shareholders are advised that the MiX Telematics Board has approved, on May 23, 2017, a share repurchase programme of up to R270 million under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase programme may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the programme. The repurchase programme will be funded out of existing cash resources.

The repurchase programme will extend from May 29, 2017 unless and until discontinued by the Directors or the date when the R270 million limit is exhausted. Any repurchases effected under the share repurchase programme will be in accordance with the general authority granted by special resolution of the Company’s shareholders passed at the Company’s annual general meeting held on September 14, 2016. Subject to the passing of a special resolution at the Company’s annual general meeting to be held on September 20, 2017, the repurchase programme will continue to be effected under the general authority granted by shareholders at that meeting. Should the special resolution, granting the general authority to repurchase shares, not be passed at the Company’s annual general meeting to be held on September 20, 2017, the repurchase programme will end on September 20, 2017.

Notes to the consolidated financial statements

for the year ended March 31, 2017

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices and in accordance with the Company’s insider trading policy. With respect to repurchases of ADSs on the New York Stock Exchange, the Company will effect such transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. In accordance with JSE listing rules, repurchases effected on the JSE will be at a price not greater than 10% above the volume weighted average trading price of the Company’s shares on the JSE over the five business days immediately preceding any particular repurchase.

Any repurchases made are subject to the Company performing the solvency and liquidity tests required by the Companies Act in South Africa.

During June 2017, 5,015,660 shares were repurchased in terms of this share repurchase programme for an aggregate amount of R18.7 million.

Dividend declared
On May 23, 2017 the Board declared in respect of the fourth quarter of fiscal year 2017 which ended on March 31, 2017, a dividend of 2 South African cents per ordinary share to be paid on June 19, 2017.

36.    Financial risk sensitivity analysis
Interest rate sensitivity
A change in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2016.

		March 31, 2017 R’000	March 31, 2016 R’000

USD denominated instruments	Increase of 10 basis points	143	600
	Decrease of 10 basis points	(143)	(600)

ZAR denominated instruments	Increase of 100 basis points	1,000	960
	Decrease of 100 basis points	(1,000)	(960)

Foreign currency sensitivity
The Group has used a sensitivity analysis technique that measures the estimated change to profit or loss and equity of an instantaneous 5% strengthening or weakening in the functional currency against all other currencies, from the rate applicable at March 31, 2017, for each class of financial instrument with all other variables remaining constant. This analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.
The Group is exposed mainly to fluctuations in foreign exchange rates in respect of the South African Rand, Australian Dollar, United States Dollar, the British Pound, the Brazilian Real and the Euro. This analysis considers the impact of changes in foreign exchange rates on profit or loss.
A change in the foreign exchange rates to which the Group is exposed at the reporting date would have increased/(decreased) profit before taxation by the amounts shown below. The analysis has been performed on the basis of the change occurring at the end of the reporting period.

Notes to the consolidated financial statements

for the year ended March 31, 2017

		Increase/(decrease) in profit before taxation
	Change in exchange rate %	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000

2017
Denominated currency: Functional currency
EUR:GBP	5	152	(152)
USD:GBP	5	(19)	19
USD:ZAR	5	8,028	(8,028)
EUR:ZAR	5	422	(422)
GBP:ZAR	5	(25)	25
ZAR:USD	5	(41)	41
EUR:USD	5	29	(29)
USD:AUD	5	(73)	73
EUR:AUD	5	(3)	3
AUD:ZAR	5	320	(320)
ZAR:GBP	5	(9)	9
ZAR:AUD	5	(43)	43
USD:BRL	5	(124)	124
ZAR:BRL	5	(2)	2
NGN:ZAR	5	228	(228)

2016
Denominated currency: Functional currency
EUR:GBP	5	918	(918)
USD:GBP	5	(8)	8
USD:ZAR	5	28,204	(28,204)
EUR:ZAR	5	(71)	71
ZAR:USD	5	(3)	3
EUR:USD	5	(84)	84
USD:AUD	5	131	(131)
EUR:AUD	5	(4)	4
AUD:ZAR	5	179	(179)
ZAR:GBP	5	(60)	60
ZAR:AUD	5	(42)	42
USD:BRL	5	(35)	35
ZAR:BRL	5	37	(37)
USD:EUR	5	(667)	667
NGN:ZAR	5	223	(223)

37.    Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.

Notes to the consolidated financial statements

for the year ended March 31, 2017

The Group has limited risk due to the recurring nature of its income and the availability of liquid resources. The Group meets its financing requirements through a mixture of cash generated from its operations and its access to undrawn borrowing facilities (note 15). In addition, the Group holds the following cash resources:

	March 31, 2017 R’000	March 31, 2016 R’000

Cash and cash equivalents, net of overdrafts (note 12)	356,333	860,762

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Payable within 1 month or on demand R’000	Between 1 month and 1 year R’000	Between 1 year and 2 years R’000	Between 2 years and 5 years R’000	More than 5 years R’000

March 31, 2017
Trade payables	42,720	37,172	—	—	—
Accruals and other payables	92,353	47,610	—	—	—
Bank overdraft	19,449	—	—	—	—
Total	154,522	84,782	—	—	—

March 31, 2016
Borrowings	130	1,022	—	—	—
Trade payables	29,245	40,986	—	—	—
Accruals and other payables	39,679	77,451	—	—	—
Bank overdraft	16,374	—	—	—	—
Total	85,428	119,459	—	—	—
There have been no significant changes in the Group’s financial risk management described above relative to the prior year.
38.    Exchange rates
The following major rates of exchange were used in the preparation of the consolidated financial statements:

		March 31, 2017	March 31, 2016	March 31, 2015

ZAR:USD	– closing	13.41	14.83	12.09
	– average	14.06	13.78	11.06
ZAR:GBP	– closing	16.75	21.31	17.94
	– average	18.42	20.63	17.82

Notes to the consolidated financial statements

for the year ended March 31, 2017

39. List of Group companies
MiX Telematics Limited is the parent company of the MiX Telematics Group of companies outlined below. All of the entities listed below have been consolidated.

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2017%	March 31, 2016%

Direct
MiX Telematics Investments Proprietary Limited	Treasury company	RSA	100	100
MiX Telematics Africa Proprietary Limited	Asset tracking and fleet management products and services	RSA	100	100
MiX Telematics International Proprietary Limited	Fleet management products and services and research and development	RSA	100	100
MiX Telematics Europe Limited	Fleet management products and services	UK	100	100
MiX Telematics North America Incorporated	Fleet management products and services	USA	100	100
MiX Telematics Australasia Proprietary Limited(1)	Fleet management products and services	Australia	—	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada	Fleet management products and services	Brazil	95	95

Indirect
MiX Telematics Technology Holdings Proprietary Limited	Dormant	RSA	100	100
MiX Telematics Europe GmbH(2)	Deregistered	Germany	—	100
MiX Telematics Middle East FZE	Fleet management products and services	UAE	100	100
MiX Telematics Enterprise SA Proprietary Limited (3)	Fleet management products and services	RSA	85.1	85.1
MiX Telematics Fleet Support Services Proprietary Limited(4)	Fleet management products and services	RSA	100	49
MiX Telematics East Africa Limited	Fleet management products and services	Uganda	99.9	99.9
MiX Telematics Romania SRL(5)	Fleet management services	Romania	99	99
MiX Telematics (Thailand) Limited(6)	Fleet management products and services	Thailand	100	—
MiX Telematics Australasia Proprietary Limited(1)	Fleet management products and services	Australia	100	—

(1)
During July 2016, MiX Telematics Investments (Proprietary) Limited acquired 100% of the issued share capital in MiX Telematics Australasia (Proprietary) Limited, a fellow subsidiary, from MiX Telematics Limited for a total cash consideration of R483.3 million. As a result, MiX Telematics Australasia (Proprietary) Limited became an indirect subsidiary of MiX Telematics Limited.

(2)	As of April 11, 2016, MiX Telematics Europe GmbH, a subsidiary of MiX Telematics Europe Limited, was liquidated and deregistered.

(3)
The remaining shareholding in this company is owned by a structured entity, the MiX Telematics Enterprise Trust (which holds a 14.9% interest in MiX Telematics Enterprise SA Proprietary Limited), which has been fully consolidated. Control of the structured entity was assessed when IFRS 10 Consolidated Financial Statements was adopted with effect from

Notes to the consolidated financial statements

for the year ended March 31, 2017

April 1, 2013 and there was no change to the historical accounting treatment applied by the Group. This trust was set up in prior years to invest in the specified Group company and to hold such investment for its beneficiaries.

(4)
On June 30, 2016, the MiX Telematics Fleet Support Trust sold its 51% interest in MiX Telematics Fleet Support Services Proprietary Limited to MiX Telematics Africa Proprietary Limited. The trust has been fully consolidated. Control of the structured entity was assessed when IFRS 10 Consolidated Financial Statements was adopted with effect from April 1, 2013 and there was no change to the historical accounting treatment applied by the Group. This trust was set up in prior years to invest in the specified Group company and to hold such investment for the benefit of certain MiX employees as beneficiaries. The trust is in the process of being wound up.

(5)
During the 2015 fiscal year, MiX Telematics Middle East FZE incorporated MiX Telematics Romania SRL and obtained a 99% interest therein. The 1% non-controlling interest has been waived by its holder for the benefit of the Group.

(6)	During the 2016 fiscal year, MiX Telematics (Thailand) Limited was incorporated and subsequently controlled by the Group.